04035010

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Univar NV

*CURRENT ADDRESS 333 Blaak
3011 GB Rotterdam
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34796 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 6/24/04

Version dated
13/21-8-2002
FRV/AB/WdH
F:\ondwerk\en\En02\51647451.aue.doc

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION UNIVAR N.V.

28 June 2002

Name. Registered office.

Article 1.

The company bears the name: Univar N.V. and has its registered office in Rotterdam.

Objectives.

Article 2.

The objectives of the company are the participation in, the financing and management of other companies, of any nature whatsoever, the providing of services and the operating of sites, buildings and installations, both for its own account and for the account of or with third parties and the carrying out of all activities that are connected with the above or could be beneficial thereto or are desirable or necessary for the performance thereof, all in the broadest sense, including guaranteeing the debts of others.

Capital.

Article 3.

3.1. The authorised share capital of the company amounts to one hundred and twenty million euro (EUR 120,000,000), divided into:

- eighty million (80,000,000) ordinary shares, each with a nominal value of fifty eurocents (EUR 0,50);
- one hundred and twenty million (120,000,000) cumulative preference shares, each with a nominal value of fifty eurocents (EUR 0,50);
- twenty million (20,000,000) cumulative financing preference shares, each with a nominal value of fifty eurocents (EUR 0,50), divided into eight million (8,000,000) series 1 shares, four million seven hundred thousand (4,700,000) series 2 shares and ten series numbered from 3 to 12 each of seven hundred and thirty thousand (730,000) shares.

3.2. Where in these articles of association reference is made to shares and shareholders, such references include the ordinary shares, the cumulative financing preference shares and the cumulative preference shares, respectively the holders of ordinary shares, the holders of cumulative financing preference shares and the holders of cumulative preference shares, unless the contrary expressly appears. The cumulative preference shares will hereinafter be referred to as preference shares. The cumulative financing preference shares will hereinafter be referred to as financing preference shares.
The series into which financing preference shares have been sub-divided are to be deemed as separate types of shares for the provisions of these articles of association.

3.3. Upon issue of a particular series of financing

preference shares of which no shares have previously been issued, the body authorised to make the issue can resolve to issue more shares of that particular series than the number of the series in question included in the authorised capital, whereby the maximum number of shares of the series in question that can be issued will be equal to the total number of financing preference shares included in the authorised capital of the series which have not yet been issued.

3.4. If, following an issue, more financing preference shares of a particular series are issued than the number into which the authorised capital is divided, the number of financing shares of the issued series included in the authorised capital will be increased by the number of shares by which the number of issued shares of that series exceeded the number of shares set out in the authorised capital for that series at the time of issue, while the number of shares of the financing preference shares set out in the authorised capital which have not been issued will be reduced by this number. Such reduction will be pro rata to the number of shares of that series included in the authorised capital at the time of the issue in question, subject to the provisions of the last sentence of this paragraph.

If, upon issue, less financing preference shares of a particular series are issued than included in the authorised capital, the number of financing preference shares of the series issued included in the authorised capital will be reduced to the

number of shares of that series which have been issued and the number of financing preference shares of each series included in the authorised capital of which no shares have yet been issued will be increased by the number by which the series of issued shares has been reduced. Such reduction will be pro rata to the number of shares of that series included in the authorised capital at the time of the issue in question, subject to the provisions of the last sentence of this paragraph. Following an issue of financing preference shares of a particular series, such number of shares must be issued that the above-mentioned increase or, as the case may be, reduction in the number of the other series of financing preference shares in the authorised capital, of which shares had not yet been issued, has the effect that the number of financing preference shares of each series included in the authorised capital, of which shares have not yet been issued, is equal in absolute numbers.

Issue of shares.

Article 4.

4.1. The general meeting of shareholders - hereinafter called: the General Meeting - or the Executive Board, if so designated by the General Meeting, will resolve to issue shares; a resolution to issue shares can only be passed with the approval of the Supervisory Board.

A resolution to issue shares may only concern such a number of ordinary shares that the total number of issued ordinary shares after the effectuation of the issuance of those ordinary shares, increased by

the number of ordinary shares that the company is at any time obliged to transfer to third parties, based on rights granted to third parties at that time to acquire ordinary shares, does not exceed the number of ordinary shares included in the authorised share capital of the company after the effectuation of such an issuance of ordinary shares.

As long as the Executive Board is designated as authorised to resolve to issue shares, the General Meeting cannot pass resolutions in this respect.

4.2. The General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, determine the issue price - which, subject to the provisions of article 2:80, paragraph 2 of the Dutch Civil Code, may not be below par - and the further conditions of issue, subject to any other relevant provisions in these articles of association.

4.3. For the validity of a resolution of the General Meeting to issue or to designate the Executive Board, as set out above, such resolution also requires a prior or simultaneous favourable resolution of every group of shareholders of the same class whose rights will be affected by the issue, in addition to the approval of the Supervisory Board.

4.4. The preceding paragraphs apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply to the issue of shares to any person who is exercising a previously acquired right to subscribe for shares.

4.5. If and insofar as the Executive Board is designated as having authority to resolve to issue shares, they will not make any decision to issue preference shares that results or will result in the number of preference shares issued to third parties amounting to more than one hundred percent of the total nominal amount of the other shares issued before such issue, if shares amounting to more than seventy percent of the issued share capital have, with the co-operation of the company, been transferred for the purpose of administration to an administrative agent, unless a statement as referred to in article 10A, paragraph 8, is issued. The Executive Board can only grant the right to subscribe for preference shares, whereby the authorised person can acquire, in the form of preference shares, more than one hundred percent of the total nominal amount of the other issued shares before such issue, if the grant of such right is subject thereto that this right to the aforementioned one hundred percent can be exercised unconditionally and that, if as a result of the exercise of this right the aforementioned one hundred percent is exceeded, this is only possible if the percentage of the remaining shares that, at the time of the exercise of the right, has with the co-operation of the company been transferred to an administrative agent, amounts to less than seventy, unless the statement as referred to in article 10A, paragraph 8, has been issued, in which case the condition as described above can be treated as having been lapsed.

4.6. If and insofar as the Executive Board is designated as having authority to resolve to issue shares, in the event of an issue of preference shares, including the granting of a right to subscribe for preference shares, but not the issue of preference shares pursuant to the exercise of such option:

a. the Executive Board is obliged, within four weeks after such issue, to convene a General Meeting in which the reasons for the issue will be explained, unless such explanation has been given in a General Meeting prior to the issue;

b. such issue requires the prior approval of the General Meeting for the case in question, if (i) as a result of such issue (ii) and/or as a result of the previous issue of preference shares by the Executive Board, without the aforementioned approval, such number of preference shares can be subscribed for and/or issued that the total nominal amount of preference shares issued by the Executive Board, without the aforementioned approval of the General Meeting, is more than one hundred percent of the total nominal amount of the other issued shares before such issue.

If preference shares are issued pursuant to a resolution to issue, or pursuant to a resolution to grant a right to subscribe for shares passed by the Executive Board without the prior approval of the General Meeting, the Executive Board is obliged to convene a General Meeting within two years after such issue and to make a proposal in such meeting regarding the repurchase and/or cancellation of

said issued preference shares. If, in said meeting, no resolution is passed to repurchase and/or cancel the preference shares, the Executive Board is obliged to again convene a General Meeting every two years after the above-mentioned proposal has been made in order to make such a proposal again. Said obligation will no longer exist if the shares in question are no longer issued or are no longer held by a party other than the company, as the case may be.

Payment.

Article 5.

5.1. Ordinary shares and financing preference shares will only be issued against full payment; preference shares can be issued against partial payment, subject thereto that the compulsory portion of the nominal amount to be paid must be the same for each preference share, regardless of when it was issued, and that when subscribing for the share, at least one-quarter of the nominal amount must be paid up.

5.2. Subject to the approval of the Supervisory Board, the Executive Board can resolve on which day and up to which amount further payment must be made with regard to preference shares which have not been fully paid up. The Executive Board will immediately notify the holders of preference shares of such resolution; there must be at least thirty days between the day of the notice and the day on which payment is to be made.

5.3. Without the prior approval of the General Meeting, but subject to the approval of the Supervisory

Board, the Executive Board is authorised to perform juridical acts relating to contribution for shares other than in the form of money.

Preferential right.

Article 6.

6.1. Subject to the restriction or exclusion of the preferential right as referred to in article 2:96a, paragraph 6 of the Dutch Civil Code, upon the issue of ordinary shares and financing preference shares every holder of ordinary shares and every holder of financing preference shares has a preferential right in relation to the shares to be issued proportional to the total amount of his ordinary shares and financing preference shares. Holders of preference shares do not have any preferential right to shares to be issued. Holders of ordinary shares and holders of financing preference shares do not have any preferential right to preference shares to be issued.

6.2. Upon the issue of ordinary shares or financing preference shares, there is no preferential right with regard to shares which are issued for any contribution other than money.

6.3. Without prejudice to the provisions of article 2:96a of the Dutch Civil Code, the General Meeting or the Executive Board, as the case may be, will, subject to the approval of the Supervisory Board, when passing the resolution to issue determine in what manner and within what time period the preferential right can be exercised.

6.4. The company will announce both the issue which is subject to preferential rights and the time period

during which such rights can be exercised in the Staatscourant (Netherlands Government Gazette), in a national daily newspaper and in the Official Price List of Euronext Amsterdam N.V. in Amsterdam. The preferential right can be exercised during a period of at least two weeks after the announcement in the Staatscourant has been made.

6.5. Restriction or exclusion of the preferential right will take place by virtue of a resolution of the General Meeting, unless the Executive Board is authorised to pass such resolution. The General Meeting can resolve to grant to the Executive Board such authority for a fixed term of no more than eighteen months. However, such designation is only permitted if the Executive Board has also been or is designated at the same time as the body authorised to issue shares.

The designation can be extended for a maximum period of eighteen months per extension.

The designation will only be effective as long as the Executive Board is the body authorised to issue shares.

Unless otherwise stipulated upon designation, said authority cannot be revoked.

6.6. When granting rights to subscribe for ordinary shares, the holders of ordinary shares respectively financing preference shares have a preferential right; the preceding provisions of this article apply mutatis mutandis. shareholders do not have a preferential right to shares that are issued to a person who is exercising a previously acquired right to subscribe for shares.

Purchase of own shares / right of pledge over own shares.

Article 7.

7.1. a. With the authorisation of the General Meeting and the Supervisory Board and without prejudice to the other provisions of articles 2:98 and 2:98d of the Dutch Civil Code, the Executive Board can acquire paid up shares in its own capital for valuable consideration.

Such acquisition is however only permitted if:

(i) the equity of the company, decreased by the acquisition price of the shares to be acquired, is no less than the paid up and called up share of the capital, increased by the reserves which must be maintained by law;

(ii) the nominal amount of the shares to be acquired and of the shares in its own capital held by the company itself or over which it has a right of pledge or which are held by a subsidiary is not more than one-tenth of the issued capital.

With regard to the requirement referred to under (i), the size of the equity according to the most recently adopted balance sheet, decreased by the acquisition price for shares in the capital of the company and dividends from profit or reserves to others, which the company or its subsidiaries owed to others after the balance sheet date, is decisive. If more than six months after a financial year have elapsed, without the annual accounts having been adopted, acquisition in accordance

with this paragraph is not permitted.

b. The General Meeting must stipulate in the authorisation, which will be valid for a maximum period of eighteen months, how many and what class of shares may be acquired, how they may be acquired and the limits within which the price must fall.

The authorisation referred to in this paragraph above is not required insofar as the company acquires its own shares for transfer to employees of either the company or a legal entity with which the company is connected in a group, pursuant to a scheme to this effect.

7.2. The Executive Board can only pass resolutions to alienate shares in its own capital acquired by the company with the approval of the Supervisory Board. Articles 4, 5 and 6 apply mutatis mutandis to such alienation, subject thereto that the alienation may also take place below par and the authority to limit or exclude the preferential right is accorded to the Executive Board, subject to the approval of the Supervisory Board.

7.3. If depository receipts of shares in the company are issued, such depository receipts will be deemed the same as shares for the application of the provisions of the preceding paragraphs.

7.4. The company cannot derive a right to any dividend from shares in its capital which it holds itself or with respect to which it has the right of usufruct. The company can also not derive a right to any dividends from shares in its own capital if it holds the depository receipts thereof or it is

entitled to a right of usufruct with respect to such depository receipts.

Shares from which the company does not derive any dividend pursuant to the preceding paragraph will not be counted when calculating the profit allocation.

7.5. No vote can be casted in the General Meeting with respect to a share that belongs to the company or a subsidiary, nor with respect to a share with respect to which one of the foregoing holds depository receipts.

Usufructuaries and pledgees of shares which belong to the company or a subsidiary are however not excluded from exercising their voting rights, if the right of usufruct or pledge was established before the share belonged to the company or a subsidiary. Neither the company nor any subsidiary can cast a vote with respect to a share over which it has a right of usufruct or pledge.

When determining the extent to which the shareholders vote, are present or represented or the extent to which the share capital is supplied or represented, no account will be taken of shares with respect to which the law or the articles of association have determined that no vote may be casted.

7.6. Subject to the other relevant provisions of article 2:89a, paragraph 1 of the Dutch Civil Code, the company can only acquire a right of pledge over own shares and/or depository receipts thereof insofar as the nominal amount of the own shares and/or depository receipts over which the right of pledge

is to be granted or own shares and/or depository receipts already held or over which a right of pledge is already held is no more than one-tenth of the issued capital.

Reduction of capital.

Article 8.

Subject to the provisions of article 2:99 of the Dutch Civil Code, the General Meeting can resolve to reduce the issued capital by cancelling shares or by reducing the amount of the shares by amendment of the articles of association. Such resolution must designate the shares to which the resolution relates and the implementation of the resolution must be set out therein.

Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay as referred to in article 2:99 of the Dutch Civil Code can also take place exclusively with regard to ordinary shares or exclusively with regard to preference shares or exclusively with regard to all respective series of financing preference shares.

A partial repayment or release must take place proportionally on all shares involved. Deviation from the proportionality requirement is permitted with the consent of all shareholders involved.

In the event of cancellation with repayment of all respective series of financing preference shares, with regard to the relevant shares of a series:

a. the amount paid up on the shares in question will be paid back including an amount equal to the amount paid up on, or, as the case may be, allocated to, said shares as share premium;
b. a dividend will be paid in accordance with the

provisions of article 27, paragraph 11.

Register of shareholders / share certificates.

Article 9.

9.1. The financing preference shares and the preference shares are registered shares.
The preference shares are consecutively numbered from P1 onwards. Each series of financing preference shares has a series specification and is consecutively numbered from 1 onwards.
At the discretion of the holder, ordinary shares will be either registered shares or bearer shares. The Executive Board will determine the numbering and other specifications of the ordinary shares.

9.2. No share certificates will be issued for registered shares.

9.3. The Executive Board will maintain a register setting out the names and addresses of all holders of registered shares, stating the amount paid up on each share and any other information required by law. The register will also record the amount paid up as premium on financing preference shares.
The register will also set out the names and addresses of those persons who have a right of usufruct or pledge over registered shares, stating whether they are entitled to the rights attached to the shares in accordance with paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code and if so, which rights.

9.4. The register will be regularly updated; a notation will be made of every discharge from liability for non paid-up shares. Every notation in the register will be signed by a member of the Executive Board

or by a person so authorised by the Board in writing.

9.5. Upon request, the Executive Board will give the holder of a registered share and a registered usufructuary and pledgee an excerpt from the register relating to his entitlement to a registered share free of charge.

If a share is subject to a right of usufruct or pledge, the excerpt will state who is entitled to the rights set out in paragraphs 2, 3 and 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

9.6. The Executive Board will make the register available at the office of the company for inspection by the shareholders as well as the usufructuaries and pledgees who are entitled to the rights referred to in paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

The preceding sentence does not apply to the part of the register that is maintained outside the Netherlands in order to comply with legislation or stock exchange regulations in such other country.

The information contained in the register regarding non paid-up preference shares may be inspected by any person; a copy or excerpt of said information will be supplied for no more than cost price.

9.7. Every holder of a registered share and every person who has a right of usufruct or pledge over registered shares is obliged to inform the Executive Board of his address.

9.8. All notices and summonses to shareholders or those persons who have a right of usufruct or pledge over shares and who can enforce those rights in

accordance with paragraphs 2 to 4 inclusive of articles 2:88 and 2:89 of the Dutch Civil Code, will be given or made by means of an advertisement which will be placed in at least one nationally distributed daily newspaper, as well in the Official Price Listing of the public limited liability company: Euronext Amsterdam N.V., as well as - if applicable - in such manner as is required in connection with the listing of shares in the company on one or more other stock exchanges, unless these articles of association stipulate otherwise.

9.9. Unless the law stipulates otherwise, the transfer of registered shares or the transfer of a limited right thereto requires a deed executed for that purpose and, except in the event that the company is itself a party to the juridical transaction, written acknowledgement by the company of the transfer. The acknowledgement will be effected in the deed or in a dated statement containing the acknowledgement in the deed or on a copy or excerpt thereof certified by the alienating party or a notary. Acknowledgement is the same as service of the deed or such copy or excerpt on the company. If the transfer relates to non paid-up shares, acknowledgement can only take place if the deed bears a fixed date.

9.10. The provisions of paragraph 9 apply mutatis mutandis to the establishment and waiver of a limited right to registered shares.

Definitions and share certificate for ordinary bearer shares.

Article 10.

10.1. The following terms will have the following meaning in this article and elsewhere in these articles of association unless the contrary is expressly stipulated:

Affiliated Institution : an institution that has been admitted as an affiliated institution pursuant to the Securities Book-Entry Transfer Act (Wet giraal effectenverkeer) and that can maintain a collective deposit as referred to in said Act;

Participant : a participant in the collective deposit as referred to in the Securities Book-Entry Transfer Act;

Necigef : the central institution referred to in the Securities Book-Entry Transfer Act. On the date of execution of this deed, the designated central institution is: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

10.2. All ordinary bearer shares will be embodied in one share certificate.

10.3. When subscribing to ordinary shares to be issued and when ordinary shares are allotted, the person who is entitled to an ordinary share from the company will acquire a right relating to a bearer ordinary share in the manner set out hereafter.

10.4. The company will ensure that the share certificate referred to in paragraph 2 will be held by Necigef on behalf of the entitled party or parties.

10.5. The company will grant to an entitled party a right with regard to an ordinary share by (a) Necigef allowing the company to register (or have registered) a share on the share certificate and (b) the entitled party designating an Affiliated Institution that will credit him as a Participant in its collective deposit.

10.6. Without prejudice to the provisions of article 20, paragraph 4, the management of the share certificate is irrevocably transferred to Necigef and Necigef is irrevocably authorised on behalf of the entitled party or parties to do all that is necessary with regard to the shares in question, including acceptance, delivery and co-operation with registration and de-registration of, the share certificate.

10.7. If a Participant of the Affiliated Institution wants delivery of one or more bearer ordinary shares up to a maximum of the amount for which he is credited as a Participant, (a) Necigef will deliver the shares to the entitled party by deed, (b) the company will acknowledge the delivery, (c) Necigef will allow the company to remove (or have removed) the shares from the share certificate, (d)

the Affiliated Institution in question will debit the entitled party as a Participant in its collective deposit and (e) the company will register (or have registered) the holder, as a registered shareholder in the Register of Shareholders.

The company may not charge a shareholder who has his bearer shares registered or his registered shares changed into bearer shares pursuant to the provisions of this paragraph or paragraph 8, more than the cost price of such action.

10.8. A holder of a registered ordinary share can at all times change this into a bearer share, which can only take place by (a) the entitled party delivering this share to Necigef by deed, (b) the company acknowledging the delivery, (c) Necigef allowing the company to register (or have registered) a share on the share certificate, (d) an Affiliated Institution designated by the entitled party crediting the entitled party as a Participant in its collective deposit and (e) the company de-registering (or having de-registered) the entitled party as a holder of the share in question from the Register of shareholders.

10.9. The share certificate must be personally signed by a member of the Executive Board.

10.10. If the share certificate is lost or damaged, the Executive Board can issue a duplicate certificate therefor subject to such conditions as the Executive Board deems appropiate. After issue of this document, which will bear the word duplicate, the original document will have no value with

regard to the company.

Acquisition of financing preference shares.

Article 10A.

10A.1. Transfer of financing preference shares can only be made to natural persons.

10A.2. Without prejudice to the provisions of the first paragraph of this article, the transfer of financing preference shares is not possible if and insofar as the recipient alone, or on the grounds of a mutual agreement to cooperate with one or more other parties, natural persons and/or legal entities, directly or - other than as the holder of depository receipts issued with the co-operation of the company - indirectly:

A. is the holder of a nominal amount of financing preference shares of one percent or more of the total capital of the company issued in the form of ordinary shares and financing preference shares; or

B. as a result of such transfer, will, in financing preference shares, acquire more than one percent of the total capital issued in the form of ordinary shares and financing preference shares.

For the purpose of the application of the previous sentence, the holding of shares and the acquisition of shares include a right of usufruct or right of pledge, or the acquisition of a right of usufruct or right of pledge over shares, as long as the usufructuary or pledgee is entitled to the voting right.

For the application of this article 10A shares

acquired by the company are deemed to be issued, regardless of whether they have been cancelled or not.

10A.3. Acquisition of financing preference shares by means of an issue - whether or not in the form of scrip and/or bonus shares - is deemed the same as transfer for purposes of the application of the provisions of the first and second paragraphs of this article; furthermore, for the determination of the amount of the capital issued in the form of ordinary and financing preference shares, the financing preference shares to be issued are included in the calculation.

The above equalisation does not apply in the event that a preferential right as described in article 6, paragraph 1 is exercised with regard to such issue.

10A.4. Notwithstanding the first sentence of paragraph 3 of this article, it is permitted for a shareholder who holds more financing preference shares than one percent of the capital issued in the form of ordinary shares and financing preference shares, to acquire, by means of the issue of financing preference shares, more financing preference shares than one percent of the total capital issued after that issue in the form of ordinary shares and financing preference shares, such amount, however not exceeding the percentage referred to in the next sentence times the amount by which the capital issued in the form of financing preference shares is increased by the issue. The percentage referred to in the previous sentence is equal to the

percentage of capital issued in the form of ordinary shares and financing preference shares that such shareholder held in financing preference shares before the issue.

10A.5. In the event that a legal entity acquires financing preference shares in the capital of the company as a result of transmission other than transfer, he is obliged to immediately dispose of those shares. As long as such disposal has not taken place, the shareholder who is obliged to make such disposal cannot exercise any meeting or voting rights on those shares and the rights granted to him to dividends on those shares will be suspended.

10A.6. In the event that a shareholder who is legal entity and who, on the grounds of the provisions of paragraph 5 of this article, is obliged to make disposals - hereinafter referred to as "the offering party" - does not fulfil his obligation within three months from being reminded by the Executive Board by registered letter of his obligation, the company is irrevocably authorised and, in the event that the offering party so requests, obliged to proceed with this disposal against a price at least equal to the then current price for disposals on the stock exchange of Euronext Amsterdam N.V. in Amsterdam for depository receipts for financing preference shares in the company and, in the absence of such a price, against a price to be determined by the accountant, as referred to in article 26. Disposal to the company is only permitted with the consent of the offering party.

In the event that the offering party continues to fail to cooperate in delivering the shares disposed of within fourteen days after the Executive Board has informed him by registered letter of the aforementioned disposal, the company is irrevocably authorised to sign the deed of delivery on his behalf.

The company will ensure that the offering party immediately receives the sale price of the disposed shares.

10A.7. The aforementioned provisions in this article are not applicable to:

a. transfer or other transmission of financing preference shares to the company itself or to a subsidiary of the company;

b. transfer or other transmission or issue of financing preference shares to an administration agency which is a legal entity or to an other legal entity, if and insofar as, with regard to such administration agency or such other legal entity, the Executive Board, with the approval of the Supervisory Board, has, by irrevocable resolution, cancelled, entirely or partially, such transfer, other transmission or issue of financing preference shares referred to in this article, whereby conditions can be attached to such cancellation; with regard to an other legal entity, as referred to above, that limitation can only be cancelled insofar as such is required to avail that legal entity of the facility of the substantial holding exemption,

currently set out in article 13 of the Dutch Corporation Tax Act (Wet op de Vennootschapsbelasting) 1969;

c. transfer by the company of financing preference shares acquired by the company itself or issue by the company of financing preference shares, in the event that such transfer or issue takes place in connection with either a joint venture with or a take-over of another company, or a statutory merger, or acquisition of a subsidiary or the expansion of such, with regard to which the Executive Board, with the approval of the Supervisory Board, has cancelled, by irrevocable resolution, the limitation of the possibility to transfer or issue shares entirely or partially, whereby conditions can be attached to such a cancellation.

10A.8. The provisions of paragraphs 1 to 7 inclusive will not apply and will continue not to apply (i) if the financing preference shares issued constitute more than seventy percent of the capital issued and these shares have been transferred with the co-operation of the company to an administration agency for the purpose of administration, (ii) if and as soon as the Executive Board, without approval of the General Meeting, has resolved to issue preference shares - not being an issue pursuant to the exercise of a right as described in article 4, paragraph 6, sub-paragraph b - as a result of which the nominal amount of the capital issued in the form of Preference shares will amount

to more than half of the capital issued in the form of ordinary shares and financing preference shares before that issue and (iii) the Executive Board has filed the resolution to issue and a statement declaring that the provisions of article 10A, paragraphs 1 to 7 inclusive are no longer applicable, at the office of the trade register of the place where the company is registered.
The company will announce this filling in a nationally distributed daily newspaper.

Pre-emption - preference shares.

Article 11.

11.1. The approval of the Executive Board is required for every transfer of preference shares. The approval will be requested in writing, wherein the name and address of the intended acquiring party, and the price or other consideration which the intended acquiring party is willing to pay or provide, must also be stated.

11.2. If the approval is refused, the Executive Board is obliged at the time of refusal to designate one or more prospective buyers who are willing and able to purchase all the shares to which the request relates, for cash payment at a price to be determined by the alienating party and the Executive Board within two months after such designation.

11.3. If the alienating party has not received a written notice from the company within three months after receipt by the company of the request for approval of the intended transfer or a timely written refusal of approval is not simultaneously

accompanied by the designation of one or more prospective buyers as referred to in paragraph 2, the approval of the transfer will be deemed to have been granted after expiry of the aforementioned period or after receipt of the notice of refusal.

11.4. If, within two months after the refusal of the approval, no agreement has been reached between the alienating party and the Executive Board regarding the price referred to in paragraph 2, such price will be determined by an expert to be appointed by the alienating party and the Executive Board in mutual consultation or, if agreement cannot be reached in this respect within three months after the refusal of the approval, by the President of the Chamber of Commerce and Factories of the place where the company has its registered office under these articles of association, at the request of the most reasonable party.

11.5. The alienating party need not proceed with the transfer, provided he informs the Executive Board of this in writing within one month from having been informed of the name of the designated prospective buyer(s) and the price.

11.6. In the event of approval of the transfer as set out in paragraph 1 or paragraph 3, the alienating party is entitled, during a period of three months after this approval, to transfer all shares to which his request relates to the acquiring party referred to in the request, for the price or consideration referred to in paragraph 1 of this article.

11.7. The company's costs relating to the transfer can be charged to the new owner.

Executive Board.

Article 12.

12.1. The company will be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members, to be determined by the Supervisory Board after consultation with the Executive Board.

12.2. If the Executive Board consists of two or more members, the Supervisory Board can grant one of them the title of chairman and one of them the title of vice-chairman.
The chairman will preside over meetings of the Board.

12.3. The Executive Board will draw up regulations, subject to these articles of association, regulating matters relating to the Board. Furthermore, the members of the Executive Board, by regulation or otherwise, can divide their tasks amongst themselves. Such division of tasks requires the approval of the Supervisory Board.

12.4. The Executive Board will pass resolutions by an absolute majority of votes. In the event of an equality of votes, provided there are more than two members of the Executive Board in office, the person who has been granted the title of chairman pursuant to the provisions of paragraph 2, will have a casting vote.

12.5. The Executive Board is authorised to appoint one or more holders of a power of attorney, if desired with such title as the Executive Board deems appropriate. The Executive Board can revoke such power of attorney at any time.

12.6. If so designated by the General Meeting, the Executive Board can only pass a resolution to limit or exclude the preferential right referred to in article 6 with the approval of the Supervisory Board.

12.7. The members of the Executive Board shall be appointed by the General Meeting. The General Meeting may at any time suspend or dismiss members of the Executive Board.

12.8. If a member of the Executive Board is to be appointed, the Supervisory Board shall make a non-binding nomination, which need not be to the effect that for each appointment a choice can be made from at least two persons.

12.9. In the notice to convene a General Meeting in which an appointment of a member of the Executive Board is put on the agenda, the nomination will be included or, as the case may be, notice will be given in such notice that such nomination is deposited with the company for inspection by shareholders or holders of depository receipts.

12.10. The Supervisory Board may at any time suspend a member of the Executive Board. If a member of the Executive Board has been suspended and the Supervisory Board has not, within three months after the resolution of the Supervisory Board to suspend, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the respective member of the Executive Board will be reinstated in his function.

12.11. In the event of impediment or absence of one or

more members of the Executive Board, the remaining members of the Executive Board or the sole remaining member of the Executive Board is charged with the entire management. In the event of impediment or absence of all members of the Executive Board or the sole member of the Executive Board, the Supervisory Board will be temporarily charged with the management, without prejudice to its power to appoint someone as temporary manager, provided such person is appointed from among its members, and subject to the obligation to fill the vacancies as soon as possible in the event of absence.

12.12. A member of the Executive Board will retire at the time of the close of the first Annual General Meeting of Shareholders following his sixty-second birthday. If the circumstances give rise thereto, the Supervisory Board can agree with a member of the Executive Board that he will retire at the time of the closing of the first Annual General Meeting of Shareholders following his sixty-third or sixty-fourth birthday.

Any person older than sixty-two years cannot be appointed as a member of the Executive Board.

12.13. Without prejudice to the other provisions in the articles of association, the approval of the Supervisory Board shall be required for the following resolutions of the Executive Board:

a. issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which

the company is the general partner with full liability;

b. cooperation in the issue and acquisition of depository receipts for shares;

c. application for listing or withdrawal of the listing of the securities referred to in subparagraphs a and b in the official list of any exchange;

d. entry into or termination of a lasting cooperation by the company or a dependent company with another legal person or partnership or as general partner with full liability in a limited partnership or general partnership, if such cooperation or the termination thereof is of far-reaching significance for the company;

e. acquisition of a participation by it or by a dependent company in the capital of another company, the value of which equals at least one quarter of the amount of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes, as well as a far-reaching increase or decrease in the size of any such participation;

f. investments requiring an amount equal to at least one quarter of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;

g. a proposal to amend the articles of association;

h. a proposal to dissolve the company;

i. a declaration of bankruptcy and an application

for a moratorium of payments;

j. termination of the employment of a substantial number of employees of the company or of a dependent company at the same time or within a short period of time;

k. a far-reaching change in the working conditions of a substantial number of employees of the company or of a dependent company;

l. a proposal to reduce the issued capital;

m. to grant approval to:

   - a resolution of the managing board of the foundation: Stichting Administratiekantoor Financieringspreferente Aandelen Vopak Chemical Distribution Holding, with corporate seat in Rotterdam, and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of association of such foundation, to dissolve such foundation and/or to amend the terms and conditions applicable to the holding and administration of cumulative financing preference shares in the share capital of the company;
   - a resolution of the managing board of the foundation: Stichting Vopak Chemical Distribution Holding, with corporate seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of association and/or to dissolve such foundation;
   - a resolution of the managing board of Stichting Vopak Chemical Distribution

Holding to appoint a member B of the managing board of such foundation;

n. to appoint a member B in the managing board of the aforementioned foundation: Stichting Administratiekantoor Financieringspreferente Aandelen Vopak Chemical Distribution, such in accordance with the articles of association of such foundation,

such in accordance with the articles of association of the respective foundations.

12.14. The resolution to grant approval by the Supervisory Board will be taken in accordance with article 16, paragraph 2 of these articles of association.

12.15. The Supervisory Board may adopt a resolution pursuant to which other clearly described resolutions of the Executive Board need its prior approval. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.

12.16. The Supervisory Board may resolve that a resolution of the Executive Board does not need its approval, if the value concerned does not exceed the value and/or interest determined by the Supervisory Board. The Supervisory Board will inform the Executive Board without delay of adopting such resolution.

Article 13.

The Supervisory Board will determine the salary, any potential bonus and the further employment conditions of the members of the Executive Board.

Representation.

Article 14.

The Executive Board and every member of the Executive Board separately is authorised to represent the company.

Supervisory Board.

Article 15.

15.1. The supervision of the management of the Executive Board and of the general course of affairs in the company and the business affiliated with it will be exercised by a Supervisory Board, consisting of natural persons; the Supervisory Board will determine the number of supervisory directors, of whom there must be at least three. Supervisory directors will be appointed by the General Meeting, such in accordance with the relevant provisions to that effect in these articles of association. The General Meeting may at any time suspend or dismiss supervisory directors, such in accordance with the relevant provision in these articles of association.

15.2. The Supervisory Board shall appoint one of its members as its chairman. The Supervisory Board shall also appoint a secretary, whether or not from among its members.

15.3. If a supervisory director is to be appointed, the Supervisory Board may make a non-binding nomination which need not be to the effect that for each appointment a choice can be made from at least two persons.

15.4. In the notice to convene a General Meeting, in which an appointment of a supervisory director is put on the agenda, the nomination as mentioned in article 15, paragraph 3 - if any - will be included or, as the case may be, notice will be given in

such notice that such nomination is deposited with the company for inspection by shareholders or holders of depository receipts.

15.5. If a supervisory director has been suspended and the General Meeting has not, within three months after the resolution of the General Meeting, resolved to continue the suspension, which resolution may be adopted only once and for a maximum period of two months, the supervisory director will be reinstated in his function.

15.6. A supervisory director will retire at the time of the close of the General Meeting of shareholders following the day four years after his last appointment and may be re-appointed forthwith.

15.7. The General Meeting will determine the fixed remuneration of the members of the Supervisory Board. They will be reimbursed for any costs they incur.

15.8. The Supervisory Board can appoint a supervisory director from among its members as delegated supervisory director, who will assist the Executive Board in the day-to-day business of the company and who will advise the Executive Board.

Article 16.

16.1. The Supervisory Board can determine that one or more of its members will have access to all business premises of the company and will be authorised to inspect all books, correspondence and other documents, to audit the cash and other valuables and to take note of all actions which have taken place, or that such member(s) will be authorised to exercise some of these powers.

16.2. The Supervisory Board shall meet whenever one of its members so requests. The Supervisory Board shall adopt its resolutions by an absolute majority of votes cast. In the event of an equality of votes, no resolution shall be passed.
Without prejudice to the preceding sentences of this paragraph, a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board as referred to in article 12, paragraph 13, subparagraph m, shall be adopted by unanimous consent in a meeting of the Supervisory Board in which all supervisory directors are present or represented, unless it concerns a resolution to grant approval to the Executive Board regarding a resolution of the Executive Board to grant approval to a proposal of the managing board of Stichting Vopak, as aforementioned, to amend the articles of association of that foundation, if and insofar such amendment arises from the coming into force of one or more mandatory laws or of the amendment of the regulations regarding the requirements for listing on the official stock exchange or the official parallel stock exchange of the Stock Exchange of Euronext Amsterdam N.V. ("Fondsenreglement"), including, but not limited to, the annexes thereto, which Fondsenreglement is applicable pursuant to the listing agreement between the company and Euronext Amsterdam N.V.
In such a case, a resolution to grant approval shall be passed by the Supervisory Board with an absolute majority of the votes cast, in a meeting in which all supervisory directors are present or

represented.

16.3. The meetings of the Supervisory Board will be convened by or on behalf of the chairman of said Board, setting out the subjects to be discussed. The chairman will prepare the agenda for the meeting.

16.4. The meetings of the Supervisory Board will be chaired by the chairman or, in his absence, by another supervisory director appointed by the Supervisory Board. In the event of absence of the secretary, the meeting will appoint its secretary.

16.5. minutes will be taken of the matters dealt with in the meetings of the Supervisory Board, which minutes will be signed by the chairman and the secretary of the meeting in question.

16.6. Subject to the provisions of paragraph 7, the Supervisory Board cannot pass resolutions if a majority of the members is not present.

16.7. The Supervisory Board can also pass resolutions outside meetings, provided that such resolutions are passed in writing, by telegraph, by telex or by telefax and the resolution in question has been submitted to all supervisory directors and provided that none of them has objected to this manner of decision making and if at least all supervisory directors except one have voted in favour of the resolution in question.

A resolution passed in this manner will be recorded in the register of minutes of the Supervisory Board, which will be maintained by the secretary of the said Board; the documents which evidence the passing of such resolution will be kept in the

register of minutes.

16.8. The meetings of the Supervisory Board will be attended by the members of the Executive Board, unless the Supervisory Board decides otherwise.

16.9. The Supervisory Board can obtain the advice of experts, at the expense of the company, in such areas as the Supervisory Board deems desirable for the proper performance of its task.

16.10. The other (internal) working method of the Supervisory Board will be set out in regulations and will, if necessary, be reviewed by the Supervisory Board.

General Meetings of Shareholders.

Article 17.

17.1. The General Meetings of shareholders will be held in Amsterdam, The Hague or Rotterdam and will be announced by the Executive Board or the Supervisory Board no later than on the fifteenth day before the day of the meeting in the manner set out in article 9, paragraph 8 of these articles of association. shareholders will be given notice of the General Meeting by the Executive Board or the Supervisory Board.

17.2. Proposals of shareholders can be placed on the agenda for evaluation by the Executive Board and the chairman of the Supervisory Board if they have been submitted to the Executive Board or the chairman of the Supervisory Board at least thirty days before the day of the meeting, not counting the day of notice and the day of the meeting.

Article 18.

The notice will set out the subjects to be discussed,

unless the agenda is made available for inspection by shareholders at the office of the company and in such places - including in any event also a location in Amsterdam - as are set out in the notice and this fact is set out in the notice. The shareholders can obtain a copy of said agenda free of charge. The fact that a resolution to amend the articles of association or to dissolve the company or the fact that a resolution to reduce the capital will be proposed, must be stated in the notice itself.
No valid resolutions can be passed with regard to subjects with respect to which the requirements of the preceding sentence have not been met and the discussion of which has not been announced in a corresponding manner and subject to the time period stipulated for the notice.

Article 19.

19.1. The annual General Meeting of shareholders will be held before the first day of July.

19.2. In this meeting:

a. the written report regarding the affairs and the management of the Company submitted by the Executive Board will be discussed;

b. the annual accounts prepared by the Executive Board will be submitted to the General Meeting for adoption and, subject to article 27 of these articles of association, the profit allocation will be determined;

c. the proposals to release the members of the Executive Board from liability for the management and the Supervisory Board for their supervision will be dealt with;

d. any vacancies will be filled;

e. those subjects that the Executive Board and/or

the Supervisory Board have placed on the agenda will be discussed, subject to the provisions of these articles of association.

The subjects referred to under a, b and c need not be discussed if the time period for drawing up the annual accounts is extended.

19.3. Extraordinary General Meetings will be held as often as such meetings are convened pursuant to a resolution of the Executive Board or the Supervisory Board.

Article 20.

20.1. The General Meetings of shareholders will be chaired by the chairman of the Supervisory Board, unless the Supervisory Board appoints another person as chairman.

The chairman will appoint the secretary.

20.2. Before being allowed into a meeting, a shareholder or his proxy must sign an attendance register, stating his name and the number of votes which he has at the meeting and, if the attendant is a proxy, the name (names) of the person(s) whom he is representing.

20.3. A holder of registered shares and a person who has a right of usufruct or pledge over shares and who can enforce rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code, or his proxy, is only allowed to attend the meeting if he or the person whom he is representing is registered as such in the Register of shareholders and the company has received written notice of his intention to attend the meeting at the location and no later than on the day set out in paragraph 6.

20.4. The Executive Board may determine that, regarding the application of the provisions of paragraph 3 of this article, as qualified persons will be regarded persons who:

(i) at a moment to be determined by the Executive Board are shareholders or are deemed shareholders, such moment hereinafter referred to as: "Registration Moment"; and

(ii) as such are registered in a register indicated by the Executive Board (or one or more parts of such register), hereinafter referred to as: "Register", unless

(iii) the holder of the Register on the request of the relevant shareholder or deemed shareholder has before the General Meeting notified the company in writing that such a person has the intention to attend the General Meeting, regardless who is shareholder or deemed shareholder at the moment of the General Meeting. The notice shall include the name of the person referred to above and the number of shares for which he is entitled to attend the General Meeting, and - to the extent applicable - accompanied by a written statement of an Affiliated Institution stating that the number of ordinary bearer shares mentioned in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares.

The provisions of paragraph (iii) above regarding the notice to the company apply mutatis mutandis to a proxy holder of a shareholder or a deemed shareholder, as the case may be.

20.5. If the Executive Board does not use the authority mentioned above in paragraph 4 of this article, a holder of registered shares and a person who has a right of usufruct or pledge over shares and who has the voting right on such shares, or a proxy holder of such a person, is only allowed to attend the General Meeting if he or the person whom he is representing is registered as such in the register referred to in article 9 of these articles of association and the company has received written notice of his intention to attend the meeting if applicable, with submission of the proxy at the latest at the place and on the day referred to in paragraph 6.

20.6. If the Executive Board does not use the authority mentioned above in paragraph 4 of this article, the company shall, with regard to the voting rights and/or meeting rights of holders of bearer ordinary shares, deem as shareholder the person mentioned in a written statement by an Affiliated Institution declaring that the number of bearer ordinary shares referred to in the statement belongs to its collective deposit and that the person mentioned in the statement is a Participant in its collective deposit for the said ordinary shares and will remain a Participant until after the meeting, provided that the statement in question has been deposited in time at the office of the company or at some other location determined by the Executive Board.

The provisions of the preceding sentence apply mutatis mutandis to a person who has a right of

usufruct or pledge over one ore more ordinary bearer shares and who can enforce those rights in accordance with paragraph 4 of articles 2:88 and 2:89 of the Dutch Civil Code.

In the notice for the General Meeting, the location where the statement of the Affiliated Institution should be filed shall be stipulated, as well as the latest day on which the notice to the Executive Board or the filing of the statement of the Affiliated Institution should occur; this day may not be earlier than the seventh day prior to the General Meeting.

20.7. The notice for a General Meeting of shareholders will always set out the provisions referred to in paragraphs 3 and 6 above.

20.8. Only one person may be appointed as the proxy for a share.

20.9. Those persons who wish to be admitted to the General Meeting must present identification if so requested.

20.10. If one or more shares are held jointly, the joint owners may only be represented before the company by one person designated by the joint owners in writing. The provisions of the preceding sentence do not apply to shares that belong to a joint holding as referred to in the Securities Book-Entry Transfer Act. The person so designated is only allowed to attend the General Meeting if the written designation or a certified copy thereof is in the possession of the company at the latest on the day referred to in paragraph 3. This person is a proxy with regard to the application of

paragraphs 2, 3 and 6.

Article 21.

21.1. Minutes will be taken of the matters dealt with in each meeting, unless a notarised report is made. Adoption of the minutes will be evidenced by the signatures of the chairman and the secretary. The notarised report or the minutes, as the case may be, will set out the number of shares represented at the meeting and the number of votes to be cast, based on the attendance register referred to in article 20, paragraph 2. The attendance register referred to in article 20, paragraph 2 does not form part of the notarised report or the minutes, as the case may be, and will not be made available to a shareholder unless the shareholder demonstrates that he has a reasonable interest in such register in order to check whether the meeting in question was conducted properly. After execution of the notarial deed or, as the case may be, adoption of the minutes by the chairman and the secretary of the meeting in question, a copy of the notarised report or the minutes, as the case may be, will be available for inspection by the shareholders at the office of the company.

21.2. The chairman of the meeting, the chairman of the Supervisory Board and the chairman of the Executive Board can, in the event of exceptional circumstances, instruct that a notarised report should be drawn up at the expense of the company.

21.3. All issues relating to admission to the General Meeting of shareholders, the exercising of the

voting right, the sounding of the feeling of the General Meeting regarding issues that are under consideration, the result of the votes or the soundings respectively, and all other issues connected with the state of affairs in the meeting will be decided, at the highest level, by the chairman of the meeting in question.

21.4. The chairman of the meeting in question is authorised to allow persons other than shareholders and their representatives to attend the General Meeting of Shareholders.

Article 22.

22.1. The resolutions of the General Meeting of shareholders will be passed by an absolute majority of the validly casted votes, unless these articles of association or the law prescribes a greater majority.

22.2. Every share that is represented at a meeting gives the right to cast one vote.

22.3. Blank votes and invalid votes will be deemed votes not cast.

Article 23.

23.1. Votes will be casted orally or, in the event of a party entitled to vote in a vote on appointment, suspension or dismissal of persons, desires such, respectively if the chairman of the meeting so determines, by secret ballot. Voting in another manner, for example by acclamation, is permitted if none of the parties entitled to vote objects to that.

23.2. If, with regard to the appointment of persons, no absolute majority is obtained in the first vote, a

second free vote will be held. If again no absolute majority is obtained, there will be a new vote between the two persons who received the most votes.

Regarding such interim votes - not including the second free vote - there will be voted between the persons who obtained votes in the preceding voting, with the exception of the person who obtained the smallest number of votes in the preceding voting. If the votes in an interim vote, as referred to in the preceding sentence, are tied regarding the person who obtained the smallest number of votes, the matter will be decided by lot. If in a voting between two persons the votes are tied, the matter will be decided by lot.

23.3. If a resolution relates to any matter other than the election of persons, no resolution will be passed if the votes are tied.

Meetings of holders of financing preference shares of a specific series and meetings of holders of preference shares.

Article 24.

24.1. A meeting of holders of preference shares or of a particular series of financing preference shares will be convened as often as the Executive Board and/or the Supervisory Board decide(s) and as often as a resolution of that meeting is required under the articles of association.

The meetings of holders of preference shares or of a particular series of financing preference shares will be held in Amsterdam, Rotterdam or The Hague.

24.2. The notices for the meeting of holders of

preference shares and the meeting of holders of financing preference shares will be given in writing at the addresses referred to in article 9, paragraph 3, subject to a notice period of at least fourteen days, not counting the day of the notice and the day of the meeting.

The notice will set out the subjects to be discussed.

The meeting will be chaired by the chairman of the Supervisory Board, unless he or, in his absence, the Supervisory Board, appoints another chairman. The chairman will appoint the secretary.

24.3. Article 20, paragraphs 2 and 3, article 21, article 22 and article 23, paragraph 1 will apply mutatis mutandis.

24.4. In a meeting in which the entire capital issued in the form of preference shares or the entire capital issued in the form of a particular series of financing preference shares is represented, valid resolutions can be passed even if the rules relating to the place of the meeting, the method of notice, the term of notice and the subjects to be set out in the notice have not been complied with, provided such resolutions are passed by unanimous vote.

24.5. Holders of preference shares or of financing preference shares of a particular series can pass all resolutions which they can pass in a meeting, outside a meeting.

Resolutions can only be passed outside meetings if the request for such procedure has been made by a member of the Executive Board or a supervisory

director and all holders of preference shares or financing preference shares of a particular series vote in writing in favour of the resolution in question. The chairman of the Supervisory Board will note the resolution in the register of minutes of the meeting of holders of preference shares or financing preference shares of a particular series. The chairman will sign such note and read out the note at the next meeting of holders of preference shares or financing preference shares of a particular series; in addition, the documents evidencing the resolution will be kept in the register of minutes.

Financial year. Annual accounts.

Article 25.

25.1. The financial year is the calendar year.

25.2. Annually, within five months after the end of every financial year - subject to extension of this term by the General Meeting with a maximum of six months on the grounds of exceptional circumstances - the Executive Board will draw up the annual accounts and shall make these available at the office of the company for inspection by the shareholders and the holders of depository receipts.

The annual accounts will be accompanied by the report referred to in article 19, paragraph 2, subparagraph a, by the auditor's report referred to in article 26 and by the information referred to in article 2:392, paragraph 1 of the Dutch Civil Code, however, with regard to the latter information, only insofar as the provisions referred to apply to the company.

The annual accounts will be signed by all members of the Executive Board and all supervisory directors. If the signature of any of the foregoing is lacking, this fact will be stated, along with the reason therefor.

25.3. The company will ensure that the annual accounts, the annual report and the other information referred to in paragraph 2, are available for inspection at the office of the company and such other places designated by the Executive Board, including in any event a location in Amsterdam, as of the day of notice until the day of the General Meeting on which said documents will be discussed. The shareholders can inspect the documents at the location(s) aforementioned and obtain a copy thereof free of charge.

The documents referred to in this paragraph will be made available for inspection by anyone; any person can obtain a copy of these documents for no more than cost price.

Auditor.

Article 26.

26.1. The General Meeting will instruct a registered auditor or another expert as referred to in article 2:393, paragraph 1 of the Dutch Civil Code, both hereinafter referred to as "the auditor", to audit the annual accounts drawn up by the Executive Board in accordance with the provisions of article 2:393, paragraph 3 of the Dutch Civil Code.

The auditor will report his findings to the Supervisory Board and the Executive Board and will set out the results of his audit in an auditor's

report.
The General Meeting can revoke the auditor's instruction at any time.

26.2. Both the Executive Board and the Supervisory Board can give instructions to the auditor referred to in paragraph 1 or another auditor at the expense of the company.

Profit and loss.

Article 27.

27.1. Out of the profit obtained in any financial year, the following dividend will first of all, if possible, be paid out on the preference shares namely the percentage of the compulsory amount paid up on said shares, as of commencement of the financial year for which the dividend is paid.
The above-mentioned percentage is equal to the average EURIBOR percentages to be fixed by the European Central Bank for short-term loans with a term of twelve months - weighted according to the number of days to which these percentages apply - during the financial year for which the dividend is paid, increased by a surcharge of no more than four hundred base points, to be determined by the Executive Board and approved by the Supervisory Board upon issue; by EURIBOR is meant Euro Interbank Offered Rate.
If, in the financial year for which the above-mentioned dividend is paid, the compulsory amount that must be paid up on the preference shares has been reduced or, pursuant to a resolution for further payment, has been increased, the dividend will be reduced or, if possible, increased by an

amount equal to the above-mentioned percentage of the amount of the reduction or increase respectively, calculated as of the time of the reduction or the time when additional payment became compulsory. If, in the course of any financial year, there has been an issue of preference shares, then for that financial year the dividend on the preference shares will be reduced pro rata to the day of issue, whereby part of a month will be deemed a whole month.

If and insofar as the profit is not sufficient to the dividend referred to above in this paragraph in full, the deficit will be charged to the reserves, with the exception of the reserve that was formed as share premium reserve upon the issue or has been allocated upon the allotting of financing preference shares.

27.2. In the event of cancellation with repayment of preference shares a dividend will be paid on the cancelled preference shares on the day of repayment, which dividend will be calculated as far as possible in accordance with the provisions of paragraph 1 and paragraph 3 of this article, calculated over the period as of the day for which a dividend as referred to in paragraph 1 and paragraph 3 was last paid - or, if the preference shares were issued after such day: as of the day of issue - until the day of repayment. The foregoing is without prejudice to the provisions of article 2:105, paragraph 4 of the Dutch Civil Code.

27.3. If, in any financial year, the profit referred to in paragraph 1 is not sufficient to pay the

dividends referred to above in this article and furthermore no dividend is paid or only a partial dividend is paid from the reserves referred to in paragraph 1, in such way that the deficit is not paid out or is not paid out in full, then in the following financial years the preceding provisions of this article and the provisions of paragraph 4 and paragraph 7 will first apply after the deficit has been made up.

27.4. a. Then, if possible, a dividend will be paid out on each financing preference share of a particular series, which is equal to a percentage calculated over the nominal amount, increased by the share premium amount that was paid up on or allocated to the financing preference share that was issued or allocated for the series in question, and which percentage is hereinafter ** under b.

b. The calculation of the percentage of the dividend for the financing preference shares of a particular series, as referred to under "a" based on the average effective return of the last five stock exchange days preceding the day on which financing preference shares of that series are issued on, as the case may be allocated of the in euro denominated interest swap with a term of five years, if necessary increased by a maximum of three hundred and fifty depending on the prevailing market conditions, at the discretion of the Executive Board and subject to the approval of the Supervisory Board, which surcharge can differ

per series of financing preference shares. With the interest swap mentioned above, the interest swap as published on Reuters Telerate page 42281 (or a Telerate page that replaces such page) is meant, under MEAN at eleven hours, Brussels time. If due to a lack of the rate on Telerate page 42281 (or a Telerate page that replaces such page) the percentage can not be determined, the Executive Board will determine the rate after approval of the Supervisory Board that will fit close to the aforementioned rate.

The Executive Board shall register the amended rate forthwith with the traderegister, as well as the date as of which the rate will be effective.

c. With regard to the financing preference shares of series 1 and those of series 2, for the first time as of the first day of January two thousand and five and every five years thereafter, and with regard to the other series of financing preference shares, five years after the date of issue and every five years thereafter, the dividend percentage of all relevant financing preference shares series, regardless of whether they have been issued or allotted, will be adjusted to the rate calculated over five days before the day of issuance of cumulative financing preference shares of such class, of the in euro denominated interest swap with a term of five years, increased by a maximum of three hundred

and fifty base points if necessary, depending on the market conditions at such time, at the discretion of the Executive Board and subject to the approval of the Supervisory Board, whereby the number of base points can differ per series of financing preference shares.

27.5. If, in any financial year, the profit is not sufficient to pay the dividends referred to in paragraph 4 of this article, the provisions of paragraph 4 and paragraph 7 will first be applied in the following financial years after the deficit has been made up and after the provisions of paragraphs 1 and 3 have been applied. The Executive Board is authorised, subject to the approval of the Supervisory Board, to resolve to pay out an amount equal to the deficit referred to in the preceding sentence and to charge such deficit to the reserves, with the exception of the reserves that have been formed as share premium reserve upon the issue of financing preference shares or have been allocated upon the allotting of such financing preference shares. When applying the provisions of this paragraph, the holders of the series of financing preference shares will be treated equally.

27.6. If issue or allotment of financing preference shares takes place during the course of a financial year, the dividend for the financing preference shares in question for that financial year will be reduced pro rata to the first day of issue.

27.7. Such amounts of the profit remaining after the application of the preceding paragraphs will be

reserved by the Executive Board determines, subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares and the financing preference shares.

27.8. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefor following a proposal of the Executive Board.

27.9. Subject to the provisions of article 2:105 of the Dutch Civil Code and subject to the approval of the Supervisory Board, the Executive Board can pay an interim dividend, if and insofar as the profit permits such. Interim dividends may only exclusively be paid out on a particular class or series of shares.

27.10. Following a proposal of the Supervisory Board, the General Meeting can resolve to pay out dividends or reserves, in whole or in part, in the form of shares in the capital of the company or in the form of shares in the capital of companies in which the company has a participation, instead of in money.

27.11. In the event of cancellation with repayment of a series of financing preference shares, in addition to repayment of the paid up amount (including an amount equal to the amount that has been paid up on or allocated to those shares as share premium) a dividend will be paid on the cancelled financing preference shares of the series in question, which

dividend will be calculated as far as possible in accordance with the provisions of paragraph 4 and paragraph 5 of this article, and will be calculated over the period as of the day on which a payment as referred to in paragraph 4 and paragraph 5 of this article was last made - or if the financing preference shares were issued after such day, as of the day of issue - until the day of repayment, without prejudice to the provisions of article 2:105, paragraph 4 of the Dutch Civil Code.

27.12. Without prejudice to the provisions of article 8, the Executive Board can, subject to the approval of the Supervisory Board, after the fourth day of December two thousand and four and then every five years thereafter, make a proposal to the General Meeting to cancel, upon repayment, as referred to in the preceding paragraph, all series 1 and 2 financing preference shares, as long as these are cancelled at the same time.
The aforementioned also applies to financing preference shares of the other series, provided that the proposal may be made every five years after the date of issue.

27.13. The dividend or interim dividend will be announced in the manner referred to in article 9, paragraph 8.

27.14. A deficit as referred to in article 2:104 of the Dutch Civil Code can only be charged to the share premium reserve of a particular series of financing preference shares created or allocated upon issue or allotting of financing preference shares, if all other reserves have been exhausted. When applying

the provisions of this paragraph, the holders of financing preference shares of the various series will be treated equally, whereby a payment out of the share premium reserve will be proportionally to the amount paid up on the shares in question.

27.15. For all issued financing preference shares series 1 and series 2, the following amount will be allocated as share premium:

A. for all financing preference shares series 1 jointly an amount equal to ten million one hundred fifty one thousand and two hundred euro (EUR 10,151,200), which amount, as a consequence of the legal split off of Koninklijke Vopak N.V., with corporate seat in Rotterdam, and address at: Blaak 333, 3011 GB Rotterdam, as described in article 2:334a, paragraph 3, Dutch Civil Code, pursuant to which the chemical distribution activities of that company will be split off to the (the "Split Off"), which Split Off will become effective on the twenty-ninth day of June two thousand and two, will be allocated as a share premium to financing preference shares series 1.

   The holders of financing preference shares series 1 in the share capital of the company are mutually entitled to the aforementioned amount which is allocated as a share premium pro rata to the financing preference shares series 1 in the share capital of the company held by them;

B. for all financing preference shares series 2

jointly an amount equal to five million nine hundred sixty-three thousand eight hundred and thirty-five euro (EUR 5,963,835), which amount, as a consequence of the Split Off, will be allocated as a share premium to financing preference shares series 2.
The holders of financing preference shares series 2 in the share capital of the company are mutually entitled to the aforementioned amount which is allocated as a share premium pro rata to the financing preference shares series 2 in the share capital of the company held by them.

Amendment of the articles of association/Dissolution.

Article 28.

28.1. The General Meeting can only resolve to amend the articles of association or dissolve the company pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board. Such a resolution requires a majority of at least two-thirds of the votes validly cast.

28.2. The notice convening the General Meeting of shareholders in which a resolution to amend the articles of association is to be discussed, must mention this fact and a copy of said resolution, setting out the proposed amendment verbatim, must be available for inspection by the shareholders at the office of the company as of the day of notice until the end of the meeting, as well as at a location in Amsterdam designated by the Executive Board. The shareholders may obtain a copy of such resolution free of charge.

Liquidation.

Article 29.

29.1. In the event of dissolution, the company will be liquidated in accordance with the statutory provisions.

29.2. The provisions of these articles of association will remain in force as far as possible during the liquidation.

29.3. The remainder of the capital of the company after payment of all debts and the costs of liquidation will be divided as follows:

a. first of all, as far as possible, to the holders of preference shares, the nominal amount paid up on their preference shares, increased by the amount withheld pursuant to article 27 and increased by an amount equal to the percentage of the nominal amount referred to in article 27, calculated over the period commencing on the first day of the most recently fully-expired financial year preceding the dissolution and terminating on the day of the payment of the dividend on preference shares referred in this article, provided that all dividends that have been paid on the preference shares over this period will be deducted from the payment pursuant to this paragraph;

b. then, as far as possible, the holders of financing preference shares of each series will be paid the nominal amount of their shares, increased by an amount equal to the share premium that has been paid up on or allocated

to the financing preference share that was issued or allotted for the series in question and increased by an amount equal to the amount withheld on the financing preference shares of the series in question pursuant to article 27 and increased by an amount equal to the percentage applicable pursuant to paragraph 4.a of article 27 (as adjusted on the basis of the provisions of paragraph 4.c of that article) of the nominal amount after said amount has been increased by an amount equal to the share premium paid up on or allocated to the share in question upon issue or allotment, calculated over the period commencing on the first day of the last fully-expired financial year preceding the dissolution and terminating on the day of the payment of the dividend on the financing preference shares in question referred to in this article, provided that all dividends that have been paid over this period on the financing preference shares in question will be deducted from the payment pursuant to this paragraph.

If the remaining amount is not sufficient to make the payments referred to under this paragraph b, such payments will be made to the holders of the financing preference shares pro rata to the amounts which would have been paid out if the remainder had been sufficient for full payment. The aforementioned payment on financing preference shares will take place in such way that the same amount will be paid out

on all financing preference shares of a series;

c. the remaining amount will then be paid out the holders of ordinary shares, in proportion to the number of ordinary shares that each such shareholder possesses.

29.4. For seven years after the company has ceased to exist, the books and documents of the company will remain in the custody of the person so designated by the liquidators.

Transitorial Provision I.

Article 30.

The first financial year shall end on the thirty-first day of December two thousand and two.

This article and its heading shall lapse after expiry of the first financial year.

Transitorial Provision II.

Subshares.

Article 31.

31.1. As of the twenty-ninth day of June two thousand and two, the ordinary shares with a par value of fifty eurocents (EUR 0,50) that were held immediately before that date by a shareholder, are combined into such number of ordinary shares, each share with a par value of one euro (EUR 1), which is equal to the result of the number of ordinary shares with a par value of fifty eurocents (EUR 0,50) held by a respective shareholder, divided by two, taking into account that, if from such a division a fraction of half (0.5) a share results, such half (0.5) share forms a subshare of an ordinary share with a par value of fifty eurocents (EUR 0,50).

31.2. If and so long as one or more subshares of ordinary shares as referred to above in this article are outstanding, the provisions of paragraphs 3 up to and including 8 of this article are applicable.

31.3. Each subshare has a par value of fifty eurocents (EUR 0,50), which subshares are in registered form.

31.4. Without prejudice to the other provisions of this article, the provisions of Chapter 4 of Book 2 of the Dutch Civil Code regarding shares and shareholders are mutatis mutandis applicable to subshares and holders of subshares, to the extent not otherwise provided for in those provisions.

31.5. The provisions of these articles of association regarding ordinary shares and holders of ordinary shares respectively are applicable to subshares of ordinary shares, to the extent not otherwise provided for in those provisions and/or the provisions of paragraphs 6 and 7 of this article.

31.6. A holder of a subshare may together with another holder of a subshare exercise the voting and meeting rights attached to an ordinary share. These rights are exercised either by one of them authorised in writing by the other holder of a subshare, or by a proxyholder, authorised in writing by both holders of a subshare.

31.7. Each holder of a subshare is entitled to half of the dividend distributed to which a holder of one ordinary share is entitled.

31.8. If a holder of a subshare acquires another subshare, the two subshares held by him will be combined by virtue of law into one registered ordinary share with a par value of one euro

(EUR 1).

A shareholder will not be charged with costs relating to such combination.

Transitorial Provision III.

Incorporator shares.

Article 32.

The ninety thousand (90,000)issued and outstanding registered ordinary shares, numbered 1 up to and including 90,000, each share with a par value of fifty eurocents (EUR 0,50), which shares were issued before the becoming effective of the amendment of these articles of association, will as per the becoming effective of the amendment of these articles of association be combined into forty-five thousand (45,000) ordinary shares, numbered 1 up to and including 45,000, each share with a par value of one euro (EUR 1).

Notwithstanding the provisions of these articles of association above, a dividend will be paid annually on the ordinary shares, each with a par value of one euro (EUR 1) numbered 1 up to and including 45,000, after application of article 27, paragraphs 1 up to and including 6, which dividend shall, if possible, be equal to five percent (5%) calculated over the par value of such shares.

The ordinary shares numbered 1 up to and including 45,000 are a specific class of shares, which may be cancelled. Only the par value will be repaid if the ordinary shares numbered 1 up to and including 45,000 are cancelled with repayment.

These shares are not entitled to the reserves of the company and are only entitled to the surplus of the liquidation balance equal to the par value of these shares per share after application of article 29, paragraph 3, sub

a and sub b.

This article shall lapse after cancellation of the ordinary shares numbered 1 up to and including 45,000.

Transitorial Provision IV.

Article 33.

Without prejudice to the provisions of these articles of association, a proposal of the Executive Board to grant approval to a proposal of the managing board of the foundation: Stichting Parkeeraandelen Vopak, with corporate seat in Rotterdam and address at: Blaak 333, 3011 GB Rotterdam, to amend the articles of association of such foundation or to dissolve such foundation, is subject to the prior approval of the Supervisory Board. The resolution of the Supervisory Board must be passed unanimously in a meeting in which all supervisory directors are present or represented. This article will lapse if the aforementioned Stichting Parkeeraandelen Vopak has been dissolved or has otherwise ceased to exist.

Transitorial provision V.

Article 34.

Notwithstanding the provisions of these articles of association, the cumulative financing preference shares series 1 and series 2 allocated in two thousand and two will receive a dividend that will be calculated as follows. First, a dividend is calculated as if these shares were issued on January the first, two thousand two and as if these shares were entitled to dividend with a percentage, calculated over the paid up par value of those shares, increased by the paid or attributed share premium and - until the moment that the split off of Koninklijke Vopak N.V., at the occasion of which the company acted as the acquiring company, became effective - such percentage is

calculated over that period - determined per series - in the manner as described in the articles of association of Koninklijke Vopak N.V. as of January the first, two thousand and two. The dividend will further be calculated over the period as from the becoming effective of the split off of Koninklijke Vopak N.V. up to and including December thirty-first two thousand and two at the percentage as described in article 27, paragraph 4, sub a and sub b
Article 27, paragraph 5 of these articles of association is applicable to the provisions of this article.

UNIVAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 6, 2004

at 2:00 p.m.

in Rotterdam, The Westin Rotterdam (Weena 686)

Agenda

Agenda of the annual General Meeting of Shareholders (***General Meeting***) of Univar N.V. (***the Company***), having its registered office in Rotterdam, the Netherlands, to be held on Thursday, May 6, 2004, at 2:00 p.m. at The Westin Rotterdam, Weena 686, 3012 CN, Rotterdam.

1. Opening
2. Report of the Executive Board for 2003
3. Report of the Supervisory Board for 2003
4. Discussion and adoption of the 2003 annual accounts
5. Profit appropriation and dividend policy for 2003
6. Proposal of dividend payment for 2003
7. Discharge of the Executive Board
8. Discharge of the Supervisory Board
9. Proposal to draw up the annual report and annual accounts in the English language
10. Motion to appoint an auditor
11. Authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the Company's capital and the alienation of purchased shares in the Company's capital
12. Adoption of the Stock Option Plan
13. Corporate Governance
14. Composition of the Executive Board and Supervisory Board
15. Any other business
16. Closing

Explanatory notes to the agenda

Agenda item 4.

A proposal will be presented to the General Meeting to adopt the annual accounts for the 2003 financial year as drawn up by the Executive Board.

Agenda item 6.

A proposal will be presented to the General Meeting to pay the shareholders of common shares a dividend of twenty-nine eurocents (euro 0.29) for each issued common share with a nominal value of one euro (euro 1). The dividend will be payable as of May 19, 2004. The shares will be listed ex-dividend as of May 10, 2004.

Agenda item 7.

It is proposed that the General Meeting grants full discharge to the members of the Executive Board for the performance of their duties for the 2003 financial year.

Agenda item 8.

It is proposed that the General Meeting grants full discharge to the members of the Supervisory Board for the performance of their duties for the 2003 financial year.

Agenda item 9.

A proposal will be presented to the General Meeting to draft the annual report and annual accounts in the English language as of the 2004 financial year and all future years until revoked by the General Meeting. This proposal has been made against the background of the global character of the markets in which the Company operates, and the fact that the English language is generally accepted as the language of international business. As the preparation of the annual report and annual accounts is conducted wholly in English, designating English as the official language for the annual report and annual accounts will avoid potential translation and interpretation issues. A Dutch language version of the annual report and annual accounts will continue to be provided.

Agenda item 10.

The General Meeting has the authority to assign an auditor to audit the Company's annual accounts. The Executive Board and the Supervisory Board will present a proposal to the General Meeting to appoint Ernst & Young Accountants as the auditor of the Company for the financial years 2004, 2005 and 2006. This is a continuation of last year's appointment.

Agenda item 11.

On April 25, 2003, the General Meeting authorized the Executive Board to purchase shares in the Company's own capital with the approval of the Supervisory Board for a period of eighteen months as of April 25, 2003.

A proposal will be presented to the General Meeting to continue this policy by authorizing the Executive Board for a period of eighteen months as of May 6, 2004 to purchase fully paid-up shares of any class and/or depositary receipts for shares of any class in the Company's own capital on the stock exchange or otherwise for valuable consideration and to sell said shares and depositary receipts, with the approval of the Supervisory Board. The aforesaid authorization pertains to the maximum number that the Company may acquire pursuant to the law and the Articles of Association as of the date of acquisition, in which respect the price must be (i) in relation to common shares between the amount equal to the nominal value of these shares and the amount equal to 110% of the average quotation of the listed shares on the stock exchange maintained by Euronext Amsterdam N.V. of the past five days before the purchase, and (ii) in relation to the cumulative financing preference shares the amounts paid-in on such shares increased by the accrued but unpaid dividend entitlement determined in accordance with the articles of association of the Company.

Agenda item 12.

A proposal will be presented to the General Meeting to adopt the Stock Option Plan for the 2004 financial year as prepared by the Supervisory Board and/or Remuneration Committee of the Supervisory Board. The Stock Option Plan will be explained in further detail at the General Meeting. The purpose of the Stock Option Plan is to provide additional incentives for recipients of options to exert maximum efforts for the success of the Company. An aggregate of 287,000 common shares may be awarded under the plan. The stock options may only be exercised after the vesting period of three years and provided that the fair market value of the common shares as reported by Euronext at the date of the exercise equals or exceeds twice the fair market value of the common shares on the date the options were granted. The options will not be exercisable after the expiration of seven years from the date they have been granted.

Agenda item 13.

The General Meeting will be given the opportunity to discuss the Corporate Governance structure of the Company on the basis of the relevant chapter of the Annual Report for the 2003 financial year (pp. 19 et seq.).

Agenda item 14.

The composition of the Executive Board, consisting of Messrs. G. E. Pruitt and J. H. Holsboer has not changed during the 2003 financial year. The composition of the Supervisory Board, consisting of Messrs. H. De Ruiter, P. H. Vogtländer, Y. Bobillier, M. van der Vorm and G. J. Sharman has also not changed during that year. However, Mr. De Ruiter, having reached the age of 70, will resign as member of the Supervisory Board effective as of the adjournment of the General Meeting. Mr. Vogtländer will succeed Mr. De Ruiter as Chairman of the Supervisory Board.

Executive Board and
Supervisory Board

Univar N.V.
333 Blaak
3011 GB Rotterdam
The Netherlands

Admittance to the General Meeting

The General Meeting will be open to those who as at April 29, 2004, after all the credits and debits as at that date (***Registration Date***) have been processed, hold shares in the Company (and other persons/entities entitled to attend the General Meeting), are registered in one of the sub-registers referred to below and have indicated their wish to attend the General Meeting.

Holders of Bearer Shares

With respect to holders who have deposited shares and/or depositary receipts through the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (***Necigef***) or institutions associated with Necigef, the sub-register will be the administration of the institutions associated with Necigef that demonstrate who is entitled to those shares and/or depositary receipts as at the Registration Date.

Holders of shares (and other persons/entities entitled to attend the General Meeting) who wish to attend the General Meeting in person must register in writing by April 29, 2004 at 4:00 p.m. at the latest with ABN AMRO Bank N.V., via the institution associated with Necigef in whose administration they are registered for the shares and/or the depositary receipts, instructing the associated institution to provide ABN AMRO Bank N.V. with a confirmation to the effect that the relevant shares and/or depositary receipts will continue to be registered in the holder's name in its administration up to and including the Registration Date (***Restrictions***).

Any restrictions in connection with the registration of the shares and/or the depositary receipts will be lifted on the next trading day of the shares. The registration receipt (***certificate of deposit***) will serve as an attendance card and must be handed over upon registration on the day of the General Meeting.

Holders of Registered Shares

With respect to holders of registered shares, the sub-register will be the shareholders' register of the Company, as kept by the Company. Holders of registered shares or their authorized representatives who wish to attend the General Meeting must inform the Executive Board of the Company thereof in writing at the latest on April 29, 2004.

Voting by Proxy

Shareholders can authorize third parties to cast their vote at the General Meeting. The relevant power of attorney must be set forth in writing. The Company must receive the written power of attorney at the latest on April 29, 2004.

Identification

Persons/entities entitled to attend the General Meeting can be requested to show proof of identity prior to admission to the General Meeting. We therefore request those persons/entities to bring valid identification.

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UNIVAR

"2003: A Year of Fundamental Improvement"

Univar N.V. Annual General Meeting

May 6, 2004 – Rotterdam, The Netherlands







Univar was neither well served by the world economy in 2003, nor were we stymied by it.

- In relative terms, we are quite pleased with our performance for the year.
- Despite problems associated with the Iraq war, continuing economic stagnation in the industrial markets we serve, volatility in chemical and energy pricing, and significant increases in uncontrollable costs, Univar was able to achieve year-over-year improvement in operating profit.
- We met our economic commitment to the marketplace by delivering EBITA that not only equaled but exceeded 2002's result.

UNIVAR

Key Results 2003

Sales (US$ millions)	2003	2002	Change	Change (Currency-neutral)
Univar USA	2,356.9	2,345.9	0.5%	n/a
Univar Europe	1,622.8	1,486.7	9.2%	(9.0)%
Univar Canada	737.7	587.9	25.5%	12.0%
Univar Consolidated	4,717.4	4,420.5	6.7%	(1.2)%

Sales

Sales overall grew modestly for the year, primarily due to favorable currency impacts.

- US sales were about flat.
- European sales were aided by currency movements.
- Univar Canada's sales were up sharply.

- Despite improvement in world economies, the manufacturing sector in markets served by Univar was slow to rebound, with the exception of Canada, which achieved record results for the year.

- In the 4th quarter we witnessed encouraging signs of improvement—particularly in the US—which have carried over into the 1st quarter of 2004.

Key Results 2003 (cont'd)

Gross Margin (US$ millions)	2003	2002	Change	Change (Currency-neutral)
Univar USA	379.1	390.6	(2.9)%	n/a
Univar Europe	263.6	236.6	11.4%	(7.1)%
Univar Canada	109.5	85.3	28.4%	14.6%
Univar Consolidated	752.1	712.5	5.6%	(2.2)%

Gross Margin

Gross margin declined to 15.9% of sales in 2003 from 16.1% in 2002.

- Our market environment was characterized by soft demand resulting in a highly competitive atmosphere. This translated to intense margin pressure as we balanced maintaining price points with contesting for market share.

Key Results 2003 (cont'd)

Operating Expenses (US$ millions)	2003	2002	Change	Change (Currency-neutral)
Univar USA	341.4	351.0	(2.7)%	n/a
Univar Europe	239.8	211.6	13.3%	(5.5)%
Univar Canada	66.6	51.3	29.8%	15.9%
Univar Consolidated	653.3	623.2	4.8%	(2.7)%

Operating Expenses

Operating expenses were reduced to 13.8% of sales in 2003 from 14.1% in 2002, overcoming $30.8 million in incremental costs for higher pension and insurance expenses and one-time strike-related expenses.

- In the US savings were realized via the company's network optimization program, cost controls implemented throughout the organization, and operating synergies.

- At Univar Europe, OPEX declined by 5.5% on a currency-neutral basis, due, in part, to reductions in personnel expense and IT costs, as well as business disposals.

Key Results 2003 (cont'd)

EBITA (US$ millions)	2003	2002	Change	Change (Currency-neutral)
Univar USA	48.8	51.0	(4.4)%	n/a
Univar Europe	30.5	31.2	(2.0)%	(18.6)%
Univar Canada	43.1	34.0	26.8%	13.0%
Univar Consolidated	117.0	106.9	9.3%	0.3%

Operating Income (EBITA)

Univar was able to earn through the previously-noted pension and insurance expense increases, to achieve $117.0 million in EBITA compared with $106.9 million in 2002.

- While sales growth was modest (actually down 1.2% on a currency-neutral basis) and gross margin declined slightly on a currency-neutral basis, *structural expense reduction was key to our improvement*.

Key Results 2003 (cont'd)

Net Income to Common (US$ millions)	2003	2002	Change	Change (Currency-neutral)
Univar N.V.	42.2	24.4	74.2%	67.7%

Net Income

Net income available to common shareholders increased by 74% over 2002.

- Net income improved due to the increase in EBITA and a much lower effective income tax rate.
- The lower tax rate in 2003 was a result of fiscal restructuring as well as the use of available capital loss carry-forwards, and also a full year of effective tax planning not possible during 2002 due to impacts of the split-off from Vopak.
- In 2004 and succeeding years, we expect to realize a more normal effective income tax rate of 40%-44%.

Univar NV – Selected Ratios

(USD millions except EBITA margin and EPS)	**2003**	2002	% Change	% Change (currency-neutral)
Net sales	**4,717.4**	4,420.5	6.7	(1.2)
EBITDA	**163.1**	154.6	5.5	(3.2)
EBITA	**117.0**	106.9	9.3	0.3
EBITA margin (EBITA:Net sales)	**2.5%**	2.4%	-	-
Net income	**42.2**	24.2	74.2	67.7
EPS	**1.45**	0.83	74.2	67.7

Substantial appreciation in shareholder value in 2003.



Relative Performance: Univar N.V.
Weekly Closing Price
Versus AMX Amsterdam MidCap Index
AMX
Univar
EUR
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
jul-02
aug-02
sep-02
okt-02
nov-02
dec-02
jan-03
feb-03
mrt-03
apr-03
mei-03
jun-03
jul-03
aug-03
sep-03
okt-03
nov-03
dec-03
jan-04
feb-04
mrt-04
apr-04

Univar's 2003 share price performance was one of the strongest among Dutch mid-cap stocks.

In looking at our results, it is easy to lose sight of the real accomplishments of 2003.

- It's hard not to notice the 74% year-over-year increase in net income driven by the reduction in our effective tax rate.

- One could interpret a positive surprise in 2nd half—and especially 4th quarter—results as an indication of recovery in our underlying markets.

- But the real story of 2003 is what we have done to change the underlying cost of doing business at Univar.

Underlying profitability improved sufficiently to absorb uncontrollable cost increases totaling USD 30.8 million.

- Operating expenses (currency-neutral) actually decreased year-over-year despite the large increases for pension and insurance expenses and strike-related costs from a labor dispute in the US.

- This structural operating benefit was accomplished through continuous improvement activities throughout our organization designed to enhance efficiency and productivity in the network across multiple operating dimensions.

Underlying profitability improved sufficiently to absorb uncontrollable cost increases totaling USD 30.8 million (cont'd)

- 2003 expense decreases followed on cost reductions of USD 32.2 million in 2002.

- The improvement in the cost structure at Univar is sustainable and can be further optimized.

Strategic Focus for 2004 and Beyond

1. To increase market share, primarily organically, by focusing on targeted growth industries, but also through selective acquisitions and strategic alliances, seeking the number one or number two position in all markets where we compete.

2. To continue focusing on network optimization activities with the goal of achieving cost-advantaged positions throughout all markets served.

Strategic Focus for 2004 and Beyond (cont'd)

3. To enhance gross margin dollar growth by providing new fee-for-service marketing and logistic services to our producer partners.

4. To drive future growth by establishing meaningful positions in (lower-cost) emerging markets such as Asia and eastern Europe, where manufacturing is clearly migrating.

Q1 '04 Update

Financial Results

- Univar has yet to experience the full effect of a robust economic recovery. Our hope and expectation in the months ahead is to do so.

- Univar's global business through March 2004 has been in line with its expectations.

- The company realized improved results in the first quarter of 2004 as compared to the comparable period of the prior year. Increased revenue generation occurred at each of the company's three business units.

Q1 '04 Update (cont'd)

Market Environment

- The business performance of Univar strongly correlates with the economies in which it operates, particularly the manufacturing sector.
  - In the first quarter of 2004, the company observed that economic growth in the US was strong, but still relatively soft in the manufacturing sector.
  - In Europe, growth has been of a mild nature in the company's geographies, and forecasts have recently been revised downward.
  - Canada has observed a strong economy in the west but a slow-to-turn east.

Outlook for 2004

- We are well positioned to improve our performance in 2004, dependent upon a variety of mostly external factors, especially the continued recovery of the manufacturing sector of the economy.

- We remain committed to and on target to achieve our longer-term financial and operating goals:
  - To strengthen Univar's market position over time.
  - To provide sustainable revenue and earnings growth while maintaining a sound balance sheet.
  - To achieve average annual growth in net sales over the next 2 years of between 1% - 2% in excess of growth in local GDP.
  - To improve EBITA margin to 3.5% or more within 2-4 years.
  - To attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least 5 times.

UNIVAR







May 6, 2004

Stock Option Plan 2004 - Summary

The Supervisory Board recommends to the AGM approval of the Univar N.V. Stock Option Plan–2004.

The key elements of the plan are:

- The plan grants 287,000 options
- Persons eligible are the company's top 26 executives
- The options would not vest until 3 years after issuance, and would expire 7 years after issuance

Stock Option Plan 2004 - Summary (cont'd)

- Once vested, the stock options cannot be exercised until the share price is at least twice the market price on the date of issue
- The options would be based on the stock closing price on May 24, 2004
- The terms of the Stock Option Plan–2004 are identical to those of the Stock Option Plan–2003
- The company intends to purchase sufficient Univar N.V. shares in the open market to hedge all stock options granted

UNIVAR







May 6, 2004

Univar Governance Code Compliance

Univar supports the Governance Code and expressed its support to the Tabaksblat Committee during the drafting of the Code.

- Univar intends to be in compliance with the Governance Code
  - Will be submitted to 2005 AGM for approval
- Univar will recommend 2 necessary deviations for AGM approval
  - Executive Board terms
  - Mr. Pruitt's legal entitlement to severance
- Univar is currently in compliance with most Best Practices in the Code; compliance with some is in progress:
  - Supervisory Board member who is a financial expert
  - Best Practices requiring information on Web site scheduled for completion in 2nd quarter

UNIVAR







May 6, 2004

UNIVAR

(4)

PRESS RELEASE

Univar Mandates EUR 700 Million Revolving Credit Facility

Rotterdam, The Netherlands - June 10, 2004 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announced that it launched a new EUR 700 million multicurrency revolving credit facility. Univar has appointed ABN AMRO, Bank of America, Bank of Scotland, Citigroup, Fortis Bank, ING Bank and Mizuho Corporate Bank as mandated lead arrangers in this transaction. ABN AMRO will act as sole coordinator and bookrunner and Bank of America is appointed facility agent.

The dual-tranche facility, which has a maturity of five years, will be used for refinancing and general corporate purposes. The transaction replaces the company's existing EUR 750 million credit facility originally established in June 2002, which matures on June 14, 2005.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of USD 4.7 billion and earnings before interest, taxes and goodwill amortization (EBITA) of USD 117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

Web site : www.univarcorp.com

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(5)

PRESS RELEASE

Univar Reports Improved Business Results at AGM

Rotterdam, The Netherlands - May 6, 2004 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today updated shareholders at its annual general meeting (AGM) as to its first quarter 2004 financial performance.

First Quarter In Line With Expectations
The company realized improved results in the first quarter of 2004 as compared to the comparable period of the prior year. Increased revenue generation occurred at each of the company's three business units.

Univar maintains its outlook of improved performance for the full year 2004 compared with 2003, assuming the expected continued recovery of the manufacturing sector of the economy.

Market Environment
The business performance of Univar strongly correlates with the economies in which it operates, particularly the manufacturing sector. In the first quarter of 2004, the company observed that economic growth in the US was strong, but still relatively soft in the manufacturing sector. In Europe, growth has been of a mild nature in the company's geographies, and forecasts have recently been revised downward. Canada has observed a strong economy in the west but a slow-to-turn east.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of USD 4.7 billion and earnings before interest, taxes and goodwill amortization (EBITA) of USD 117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Web site : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

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UNIVAR

PRESS RELEASE

Eastman and Univar Sign Agreement for Methanol Marketing

Kingsport, Tenn. - April 28, 2004 - Eastman Chemical Company has entered into a marketing agreement with Univar USA Inc. in which Univar will act as Eastman's exclusive distributor for methanol in the United States. The agreement guarantees Univar a U.S. source for "traceable" methanol from Eastman's Tennessee manufacturing facilities.

"Certain industries such as pharmaceuticals and food ingredients have unique market requirements for product traceability. We are working with Univar to provide those customers with a guaranteed U.S.-based source of methanol that can be traced all the way back to its original manufacturing plant and lot," said Travis Smith, Eastman's global acetyls business manager.

This partnership is significant to Univar as many North American producers are discontinuing U.S.-based methanol production. Imported parcels, commingled and stored in shore tanks, will be the dominant supply option for most U.S. customers. "This poses a problem for pharmaceutical companies that require product traceability," said Tom Nist, Univar's director of marketing – pharmaceutical industry. "With the Eastman distribution agreement, Univar can provide these customers with a traceable source of material, from a respected producer, that will provide a long-term supply position."

Eastman Chemical Company (NYSE: EMN), headquartered in Kingsport, Tenn., manufactures and markets plastics, chemicals and fibers worldwide. The company employs approximately 15,000 people in more than 30 countries and had 2003 sales of US$5.8 billion. Visit Eastman's Web site at www.eastman.com for more information about the company.

Headquartered in Kirkland, Wash., Univar USA is the leading distributor of industrial chemicals and related services in the United States. It is a subsidiary of Univar N.V. (Euronext Amsterdam: UNIVR), one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout the U.S., Canada and 14 European countries. Univar N.V.'s 2003 revenues and group operating income (EBITA) were $4.7 billion and $117.0 million, respectively. Visit Univar's Web site at www.univarusa.com for more information about the company.

###

Eastman Contact: Peter A. Eschbach
+1 423 229 6636
peschbach@eastman.com

Univar Contact: Karen Weber-Millstein
+1 425 889 3475
karen.webermillstein@univarusa.com

UNIVAR

7

PRESS RELEASE

Carota Returns to Performance Polymers

BELLEVUE, Wash., USA, April 23, 2004 - Michael Carota has been named president of Performance Polymers Inc., a Univar N.V. (Euronext Amsterdam: UNIVR) company that he and four others founded in 1989. Carota headed the Leominster, Mass.-based company until it was acquired by Univar in 2001.

After leaving PPI, Carota consulted with venture capital firms and worked as a CFO.

"It's exciting to be back with PPI," Carota said. "With the support of Univar, we have an unlimited opportunity for growth. Our job is to be more proactive and grow our product lines in the U.S. We have a tremendous supplier lineup, a strong parent company supporting us and a strong base of people at PPI. We will be expanding our sales team aggressively, especially in the Midwest and West Coast markets."

PPI is a distributor of plastics products from producers such as BASF, Nova Chemicals, Cyro, Equistar, Sunoco, LG Chemicals and Pinnacle Polymers.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of USD 4.7 billion and earnings before interest, taxes and goodwill amortization (EBITA) of USD 117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Max Kvidera
The Siefkes Group
Tel: +1-425-392-2611
Fax: +1-425-392-2454
E-mail: mkvidera@siefkesgroup.com

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UNIVAR

(8)

PRESS RELEASE

Univar Reports Improved FY 2003 Results: Sales USD 4,717.4 Million, Net Income Available to Common Shareholders USD 42.2 Million

Rotterdam, The Netherlands - March 12, 2004 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal year ended December 31, 2003.

Highlights FY 2003

- **Univar reported fiscal year 2003 EBITA of USD 117.0 million, exceeding the company's guidance of equaling 2002's EBITA of USD 106.9 million. Results were driven by better-than-expected second-half operating performance, beneficial currency effects, and a strong (relative to 2002) first-half performance.**

- **Underlying profitability improved sufficiently to absorb largely uncontrollable but expected expense increases over 2002 for pension funding, insurance costs, and an unanticipated labor disruption in the US, all totaling USD 30.8 million.**

- **The company reported a 74.2% gain in net income available to common shareholders to USD 42.2 million, or USD 1.45 per common share, compared with USD 24.2 million, or USD 0.83 per share, in 2002. Earnings per share excluding goodwill amortization after taxes for 2003 increased by 44% to USD 2.08 compared with USD 1.44 the previous year.**

- **The improvement in net income is also due to a substantially lower effective income tax rate for 2003 of 33.6% compared with 56.0% for 2002.**

- **Consolidated net sales grew by 6.7% to USD 4,717.4 million compared with USD 4,420.5 million in 2002, primarily due to foreign currency exchange effects. On a currency-neutral basis, sales declined 1.2%.**

- **Expense controls and operating synergies resulted in a year-over-year decline in operating expenses (excluding cost of sales) as a percent of sales, to 13.8% in 2003 from 14.1% in 2002.**

- **A dividend of EUR 0.29 (USD 0.36 based on the December 31, 2003 exchange rate) per share to holders of common shares is to be proposed at the Annual General Meeting.**

CEO's Statement
Commenting on financial results for 2003, Gary E. Pruitt, Univar CEO, said, "In relative terms we are quite pleased with our performance for the year, particularly the record profitability witnessed at Univar Canada, and what appears to be the beginning of a turnaround at Univar USA based on the uplift in the last months of 2003. Certainly," Mr. Pruitt said, "we continue to be less than satisfied with our absolute level of profitability and lack of top-line-growth. However," he noted, "overall, the direction is correct. Despite challenging market conditions, Univar managed to structurally improve operating profitability sufficient to overcome substantial pension and insurance cost increases, and costs associated with a significant labor dispute, together amounting to USD 30.8 million. In the current environment, this was no small accomplishment." Mr. Pruitt added, "We continue to be encouraged by the trends and improvements we are experiencing in our internal operations, and believe the company is now well positioned to continue progress toward our long-term goals."

Consolidated Key Results FY 2003

(in USD millions except EBITA margin and per share results)	**2003**	2002*	% Change (actual)	% Change (currency-neutral)
Net sales	**4,717.4**	4,420.5	6.7	(1.2)
Gross margin**	**752.1**	712.5	5.6	(2.2)
Operating expenses***	**653.3**	623.2	4.8	(2.7)
Group operating income before depreciation and amortization (EBITDA)	**163.1**	154.6	5.5	(3.2)
Group operating income before amortization (EBITA)	**117.0**	106.9	9.3	0.3
EBITA margin (EBITA:Net sales)	**2.5%**	2.4%	-	-
Net income available to common shareholders	**42.2**	24.2	74.2	67.7
Earnings per common share	**1.45**	0.83	74.2	67.7

* Certain items deemed to be extraordinary in 2002 have been reclassified to net sales, personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.
** Gross margin is calculated as net sales less cost of goods sold.
*** Operating expenses are calculated as total operating expenses less cost of goods sold.

Fiscal Year 2003 Results

Net sales
Univar reported net sales of USD 4,717.4 million compared with USD 4,420.5 million in 2002, an increase of 6.7%. On a currency-neutral basis, sales decreased 1.2%. European and Canadian revenues improved, with US revenues essentially flat, despite a soft economic climate in the US and Europe. In the US, sales increased to USD 2,356.9 million in 2003 from USD 2,345.9 million in 2002. European revenues increased to USD 1,622.8 million from USD 1,486.7 million in 2002, with the increase entirely the result of foreign currency exchange rate changes. On a currency-neutral basis, there was a decrease of 9.0%. The Canadian business unit provided strong results again in 2003. Sales in Canada increased to USD 737.7 million from USD 587.9 million in 2002, an increase of 25.5%. On a currency-neutral basis, the increase was 12.0%.

Gross margin
Consolidated Univar gross margin as a percent of sales was 15.9% in 2003 compared with 16.1% in 2002. Gross margin dollars increased 5.6% in 2003, primarily due to the impact of foreign exchange, with the company recording USD 752.1 million in gross margin as compared with USD 712.5 million in 2002. Margins in the US and Europe remained under significant pressure due to overcapacity, soft demand, and product availability issues, all of which created a highly competitive environment.

Operating Expenses
Operating expenses on a consolidated basis increased by 4.8% in 2003, to USD 653.3 million from USD 623.2 million in 2002. However, on a currency-neutral basis, expenses declined by 2.7%. Continued expense reduction efforts and improved efficiencies resulted in a decline in expenses as a percent of sales in 2003, to 13.8% from 14.1% the previous year. Total operating expenses in 2003 included USD 30.8 million in increases over 2002 for pension and insurance expenses, and strike-related costs in Providence, Rhode Island.

EBITA (Earnings Before Interest, Taxes and Amortization)
EBITA for 2003 increased to USD 117.0 million from USD 106.9 million in 2002. The reduction in operating expenses as a percent of sales combined with the increase in net sales and gross margins from 2002 levels to overcome the large year-over-year increase in pension and insurance expense, as well as the effect of the unanticipated labor disruption in the US.

Taxation
Income tax on income from ordinary activities in 2003 was USD 22.5 million compared with USD 32.9 million in 2002. The effective tax rate declined to 33.6% from 56.0% in 2002, and from 47.4% in the half-year period ended June 30, 2003. The declines are primarily the result of fiscal restructuring and the use of available capital loss carry-forwards. The company estimates its consolidated effective tax rate to be in the range of 40%-44% for 2004.

Dividends
Dividends on cumulative financing preference shares amounted to EUR 1.8 million (USD 2.2 million), or EUR 0.15 (USD 0.17) per financing preference share. This is equivalent to a yield of 6.74% on these shares.

Net income
Net income available to common shareholders was USD 42.2 million in 2003 compared with USD 24.2 million in 2002.

Earnings per share excluding goodwill amortization
Earnings per share excluding goodwill amortization after taxes for 2003 increased by 44% to USD 2.08 (EUR 1.84) compared with USD 1.44 (EUR 1.53) the previous year.

Earnings per share (EPS)
Earnings per share were USD 1.45 (EUR 1.28) in 2003 compared with USD 0.83 (EUR 0.88) in 2002, an increase of 74.2%.

Cash Flow and Investments
Net cash flow for the year was USD 18.1 million. Net cash flow from operating activities was USD 70.3 million in 2003 compared with USD 97.5 million in 2002.

Financial Position
The balance sheet at December 31, 2003 showed an increase in total assets of USD 105.7 million from a year earlier, to USD 2,192.7 million from USD 2,087.0 million. This increase was primarily in inventories and accounts receivable and was largely due to foreign currency movements. Total debt increased slightly, due primarily to foreign currency movements. Stockholders' equity increased to USD 708.7 million from USD 635.2 million, due primarily to additions from net income (USD 44.4 million) and foreign currency translation differences (USD 38.9 million) less dividends paid with respect to common and preference shares.

Cash Flow Return on Investment (CFROI)
Cash flow return on investment for 2003 decreased to 11.4% from 11.5%. In this calculation, CFROI represents EBITDA stated as a percentage of average capital employed. Capital employed is defined as total assets less non-interest-bearing current liabilities.

Dividend Proposal
A proposal will be made at the Annual General Meeting of Shareholders to declare a cash dividend of EUR 0.29 (USD 0.36) per share payable May 19, 2004 to common shareholders of record on May 7, 2004. This would represent an increase of 52.6% from the year-ago dividend of EUR 0.19 (USD 0.20) per share.

Summary of Second-Half Financial Results

For the six-month period ended December 31, 2003, Univar recorded net sales of USD 2,251.2 million compared with USD 2,154.2 million a year ago, an increase of 4.5%. Gross margin as a percent of sales was 16.6% compared with 17.0% in 2002, and in dollars was USD 374.4 million compared with USD 365.3 million. Operating expenses in the second half of 2003 were USD 324.7 million compared with USD 314.1 million in 2002, an increase of 3.4%. The increase includes the impact of strike-related costs. EBITA in the second half of 2003 was USD 58.9 million compared with USD 60.3 million in 2002, a decrease of 2.3%. Income tax on income from ordinary activities was USD 7.0 million compared with USD 16.1 million in the comparable period the previous year, reflecting an effective tax rate of 20.4% compared with 46.1% in the year-ago 6-month period. This reduction includes the full-year impact of fiscal restructuring completed in December. Net income available to common shareholders was USD 26.0 million in the second half of 2003 compared with USD 17.9 million in the year-ago period, an increase of 45.3%. Earnings per common share for the second half of 2003 were USD 0.89 compared with USD 0.61 in the year-ago period, an increase of 45.9%.

Second-half 2003 results were driven by fourth-quarter volume improvement, particularly at Univar USA, continued record sales and profits at Univar Canada, and a lower effective income tax rate.

Market Environment
The chemical distribution industry in 2003 continued to be challenged by a variety of factors. The industry was burdened with overcapacity for most of 2003 and chemical demand was generally soft. Wholesale deflation affected the prices of many chemical products in Univar's sales mix. The market for Univar's products contracted primarily due to lower manufacturing activity and customer relocation from Univar's markets in the US and western Europe to lower-cost economies. By contrast, the Canadian economy showed solid signs of recovery except in the east. High energy costs in the US and Canada affected product availability and pricing. Throughout most of Univar's markets, margins were under continuous pressure as the combination of overcapacity, soft demand, and product pricing issues created a highly competitive environment requiring a delicate balancing act between maintaining margins and contesting for market share.

Outlook 2004

Based on the operating improvements of the past year, Univar believes it is well positioned to improve its performance in 2004, dependent upon a variety of factors impacting the external environment. The company's actual results are dependent to a large degree on continued economic recovery in the markets we serve, particularly in the manufacturing sector. Other significant factors that can influence results include: pricing and supply stability in chemical and energy markets, competitive pricing behavior, and, to a lesser extent, weather conditions that impact the sale of agricultural and pest control chemicals and various chemicals for de-icing applications.

Consistent with its previously stated objective of strengthening Univar's market position over time by providing sustainable revenue and earnings growth while maintaining a sound balance sheet, Univar will continue to focus on its longer-term two-to-four-year goals: to achieve average annual growth in net sales over the next two years of between one and two percent in excess of growth in local GDP; improve EBITA margin to 3.5 percent or more within two to four years; and attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least five times.

Results by Segment

Univar USA

(in USD millions except EBITA margin)	**2003**	2002*	% Change
Net sales	**2,356.9**	2,345.9	0.5
Gross margin	**379.1**	390.6	(2.9)
Operating expenses	**341.4**	351.0	(2.7)
Operating income before depreciation and amortization (EBITDA)	**71.7**	75.4	(4.7)
Operating income before amortization (EBITA)	**48.8**	51.0	(4.4)
EBITA margin (EBITA:Net sales)	**2.1%**	2.2%	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

Univar USA in 2003 recorded net sales of USD 2,356.9 million compared with USD 2,345.9 million in 2002, an increase of 0.5%. Although there was significant growth in the US economy throughout much of 2003, manufacturers—the major customers for Univar's core industrial chemical products—did not participate in this growth until the fourth quarter. Despite intense price competition and other difficult market circumstances, the company was able to increase sales volume slightly over last year.

Gross margin came in at USD 379.1 million versus USD 390.6 million, down 2.9% from last year's performance. Gross margin as a percent of sales declined to 16.1% from last year's 16.7% as a result of efforts to defend share in a highly competitive atmosphere.

Notwithstanding strike-related expenses in the northeast, and higher pension and insurance costs, all of which totaled USD 18.8 million, operating expenses declined slightly both in dollars and as a percent of sales, to 14.5% from 15.0% the previous year. This was primarily a consequence of various cost-containment measures.

For 2003, EBITA was USD 48.8 million compared with USD 51.0 million a year ago.

Univar Europe

(in USD millions except EBITA margin)	**2003**	2002*	% Change (actual)	% Change (currency-neutral)
Net sales	**1,622.8**	1,486.7	9.2	(9.0)
Gross margin	**263.6**	236.6	11.4	(7.1)
Operating expenses	**239.8**	211.6	13.3	(5.5)
Operating income before depreciation and amortization (EBITDA)	**49.7**	51.0	(2.4)	(18.7)
Operating income before amortization (EBITA)	**30.5**	31.2	(2.0)	(18.6)
EBITA margin (EBITA:Net sales)	**1.9%**	2.1%	-	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to net sales, personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

In 2003, Univar Europe recorded sales of USD 1,622.8 million compared with USD 1,486.7 million in 2002, an increase of 9.2%. Excluding the effects of currency translation, sales fell by 9.0%. The economic slowdown in western Europe heavily characterized the year. Several of the major markets officially moved into recession during the course of 2003.

The 2003 gross margin of USD 263.6 million compared with USD 236.6 million in 2002, an increase of 11.4%. Excluding the effects of currency translation, gross margin decreased by 7.1%, though reflecting an improvement in ongoing gross margin percentage to 16.2% from 15.9%. This arose from a combination of reduced direct business and increased sales of higher margin items in the company's product mix.

Operating expenses in 2003 increased by 13.3%, to USD 239.8 million from USD 211.6 million in 2002. Excluding the effects of currency translation, operating expenses declined by 5.5%. The improvement in operating performance was sufficient to overcome increases in pension and insurance costs totaling USD 9.0 million.

EBITA fell slightly, to USD 30.5 million from USD 31.2 million, a decline of 2.0%. On a currency-neutral basis, EBITA decreased by 18.6%.

The euro appreciated by approximately 20% versus the US dollar during 2003, while the British pound weakened against the euro by over 7%. The combined effect on Univar Europe's results was to improve sales, gross margins, and operating profits significantly on a US-dollar basis, offsetting the effect of a currency-induced increase in operating expenses.

Univar Canada

(in USD millions except EBITA margin)	**2003**	2002*	% Change (actual)	% Change (currency-neutral)
Net sales	**737.7**	587.9	25.5	12.0
Gross margin	**109.5**	85.3	28.4	14.6
Operating expenses	**66.6**	51.3	29.8	15.9
Operating income before depreciation and amortization (EBITDA)	**46.8**	37.5	24.8	11.2
Operating income before amortization (EBITA)	**43.1**	34.0	26.8	13.0
EBITA margin (EBITA:Net sales)	**5.8%**	5.8%	-	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

Univar Canada in 2003 recorded net sales of USD 737.7 million compared with USD 587.9 million in 2002, an increase of 25.5%. In local currency, net sales were up 12.0%. Organic sales growth (excluding the 2002 Stochem acquisition) was 8.0% in local currency. The Canadian market was generally more favorable than other markets served by Univar. As a consequence, Univar Canada benefited from a strong economy in the west, particularly in the energy and agriculture sectors. The economy in eastern Canada is more reliant on the US economy and therefore was less robust.

Gross margin was USD 109.5 million versus USD 85.3 million, up 28.4% from last year's performance. In local currency, gross margin was up 14.6%. Gross margin as a percent of sales increased slightly to 14.8% from last year's 14.5%, as Univar Canada captured substantially more business without the need to significantly compromise margins. The increase in margin percent occurred in spite of a higher percentage of agricultural chemicals business, which carries a lower margin. Operating expenses increased as a percent of sales, to 9.0% from 8.7% the previous year, due to absorption of a full year of Stochem expenses this year compared with a partial year in 2002.

EBITA increased 26.8% (13.0% in local currency), to USD 43.1 million from USD 34.0 million a year ago.

The Canadian dollar appreciated by over 20% versus the US dollar during 2003, and toward year-end was trading at a seven-year high, threatening somewhat the continuation of Canada's strong growth and economic performance. The stronger Canadian dollar overall had a positive impact on Univar Canada's revenue and EBIT performance for 2003.

Retirement of Chairman and Election of New Chairman
Mr. H. de Ruiter, having reached the age of 70, has announced his decision to retire, to be effective as of the adjournment of the Annual General Meeting of Shareholders on May 6, 2004. The Supervisory Board, on behalf of itself, the Executive Board, the employees and the shareholders, wishes to extend its greatest appreciation to Mr. de Ruiter for his invaluable efforts in assisting in the founding of Univar and setting its course as a public company.

Mr. P.H. Vogtländer, a current Supervisory Board member, has been elected to replace Mr. de Ruiter as Chairman of the Supervisory Board.

Labor Dispute
Subsequent to June 30, 2003 the company experienced a partial work stoppage at its Providence, Rhode Island facility. However, there has been no disruption of service to customers because the company has continued to operate this facility throughout the job action. The net costs associated with the strike in 2003 were USD 5.9 million. In October 2003, the company announced it estimated the total expenses associated with the strike would be approximately USD 7 million. The ongoing costs have declined considerably since November. Although the strike continues, the facility is operating at full capacity.

Share Repurchases
In August 2003, the Executive and Supervisory Boards authorized management to repurchase up to 292,000 shares of the company's common stock to provide stock that may be issued under the Company's stock option plan. Between September 1, 2003 and September 16, 2003, the company repurchased 102,971 shares of its common stock. The purchases were made in nine transactions at an average share price of EUR 9.61.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar USA's purchase of McKesson Chemical Company in 1986, Univar USA agreed to indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, and while reserving its rights to deny an obligation to indemnify, Univar USA is defending McKesson in approximately 50 lawsuits filed in the state of Mississippi (US) on behalf of approximately 16,594 plaintiffs alleging bodily injury from exposure to asbestos. To date, 8 lawsuits with 112 plaintiffs have been dismissed without payment and no cases have gone to trial.

Univar USA has not paid any amounts to settle or satisfy judgments for the Mississippi lawsuits and Univar has not established any financial provisions for these lawsuits. Additional information on the lawsuits is provided in the company's Annual Report.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties-purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2003, Univar generated net sales of USD 4.7 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 117.0 million. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

Website : www.univarcorp.com

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(in USD millions, except earnings per share)	2003	2002*	% Change
Net sales	**4,717.4**	4,420.5	6.7
Cost of goods sold	**3,965.3**	3,708.0	6.9
Gross margin	**752.1**	712.5	5.6
Personnel costs	**362.8**	345.5	5.0
Depreciation	**46.1**	47.7	(3.4)
Amortization of goodwill	**18.2**	17.6	3.4
Other operating expenses	**226.2**	212.4	6.5
Operating expenses	**653.3**	623.2	4.8
Group operating income	**98.8**	89.3	10.6
Interest expense, net	**31.8**	30.5	4.3
Income before taxes	**67.0**	58.8	13.9
Income tax expense	**22.5**	32.9	(31.6)
Net income before third-party interests	**44.5**	25.9	71.8
Third-party interest	**0.1**	-	-
Net income	**44.4**	25.9	71.4
Dividend on cumulative financing preference shares	**2.2**	1.7	29.4
Net income available to common shareholders	**42.2**	24.2	74.2
Earnings per common share	**1.45**	0.83	74.2
Fully diluted earnings per common share	**1.45**	0.83	74.2

EBITDA	**163.1**	154.6	5.5%
EBITA	**117.0**	106.9	9.4%
EBIT	**98.8**	89.3	10.6%

* Certain items deemed to be extraordinary in 2002 have been reclassified to net sales, personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

ANNEX 2: CONSOLIDATED BALANCE SHEET

Before proposed distribution of net income to holders of common shares

(in USD millions)	**December 31, 2003**	December 31, 2002
Intangible fixed assets	**325.6**	325.1
Tangible fixed assets	**466.2**	457.8
Total fixed assets	**791.8**	782.9
Inventories	**420.0**	393.0
Accounts receivable	**678.9**	610.7
Other receivables and prepaid expenses	**236.1**	224.2
Cash and cash equivalents	**65.9**	76.2
Total current assets	**1,400.9**	1,304.1
Amounts owed to banks	**16.9**	44.6
Current portion of long-term debt	**2.4**	3.2
Trade accounts and other accounts payable	**711.6**	720.6
Dividend on cumulative financing preference shares	**2.4**	1.9
Total current liabilities	**733.3**	770.3
Current assets less current liabilities	**667.6**	533.8
Total assets less current liabilities	**1,459.4**	1,316.7
Long-term debt	**457.2**	403.1
Provisions	**293.3**	278.3
Third-party interests	**0.2**	0.1
Stockholders' equity	**708.7**	635.2
Group equity	**708.9**	635.3
Total	**1,459.4**	1,316.7

ANNEX 3: CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD millions)	**2003**	2002
Net income	**44.4**	25.9
Adjustments for:		
Depreciation and amortization	**64.3**	65.3
Movements in provisions	**1.0**	8.6
(Gain) / loss on sale of tangible fixed assets	**(4.5)**	1.3
(Gain) on sale of group companies	**(0.1)**	(7.6)
Gross cash flow from operating activities	**105.1**	93.5
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(34.8)**	4.0
Net cash flow from operating activities	**70.3**	97.5
Investments:		
Tangible fixed assets	**(37.0)**	(42.8)
Business acquisitions ((including goodwill)	**(5.1)**	(8.2)
Total investments	**(42.1)**	(51.0)
Disposals:		
Tangible fixed assets	**15.0**	11.1
Proceeds on sale of group companies	**4.7**	11.0
Total disposals	**19.7**	22.1
Net cash flow from investing activities	**(22.4)**	(28.9)
Financing:		
Repayment of long-term debt	**(226.3)**	(471.1)
Proceeds from long-term debt	**240.1**	399.4
Purchase own shares	**(1.1)**	-
Net proceeds from share issues	**-**	74.6
Cash dividend	**(8.4)**	-
Net movements in short-term financing	**(34.1)**	(66.5)
Net cash flow from financing activities	**(29.8)**	(63.6)
Net cash flow	**18.1**	5.0
Exchange and translation differences	**(28.4)**	4.6
Increase / (decrease) in cash and cash equivalents	**(10.3)**	9.6

ANNEX 4: CONSOLIDATED 2003 INCOME STATEMENT (UNAUDITED)

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,466.2	2,251.2
Cost of goods sold	2,088.5	1,876.8
Gross margin	377.7	374.4
Personnel costs	181.1	181.7
Depreciation	23.7	22.4
Amortization of goodwill	9.0	9.2
Other operating expenses	114.8	111.4
Operating expenses	328.6	324.7
Group operating income	49.1	49.7
Interest income	1.0	1.6
Interest expense	17.4	17.0
Interest expense, net	16.4	15.4
Income from ordinary activities before taxes	32.7	34.3
Income taxes	15.5	7.0
Income from ordinary activities after taxes	17.2	27.3
Net income before third-party interests	17.2	27.3
Third-party interests	-	0.1
Net income	17.2	27.2
Dividend on cumulative financing preference shares	1.0	1.2
Net income available to common shareholders	16.2	26.0
Earnings per common share	0.56	0.89
Fully diluted earnings per common share	0.56	0.89
EBITDA	81.8	81.3
EBITA	58.1	58.9
EBIT	49.1	49.7

ANNEX 4 (Cont.): CONSOLIDATED 2002 INCOME STATEMENT (UNAUDITED)

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,266.3	2,154.2
Cost of goods sold	1,919.1	1,788.9
Gross margin	347.2	365.3
Personnel costs	167.0	178.5
Depreciation	24.1	23.6
Amortization of goodwill	8.5	9.1
Other operating expenses	109.5	102.9
Operating expenses	309.1	314.1
Group operating income	38.1	51.2
Interest income	6.0	1.6
Interest expense	20.2	17.9
Interest expense, net	14.2	16.3
Income from ordinary activities before taxes	23.9	34.9
Income taxes	16.8	16.1
Income from ordinary activities after taxes	7.1	18.8
Net income before third-party interests	7.1	18.8
Third-party interests	-	-
Net income	7.1	18.8
Dividend on cumulative financing preference shares	0.8	0.9
Net income available to common shareholders	6.3	17.9
Earnings per common share	0.22	0.61
Fully diluted earnings per common share	0.22	0.61
EBITDA	70.7	83.9
EBITA	46.6	60.3
EBIT	38.1	51.2

UNIVAR

(9)

PRESS RELEASE

Univar to Report Improved FY 2003 Results: Net Income Available to Common Shareholders to Approximate USD 42 Million

Rotterdam, The Netherlands – February 27, 2004 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced preliminary unaudited results for its fiscal year ended December 31, 2003. Univar indicates that it expects to report 2003 EBITA of approximately USD 117 million compared with USD 106.9 million in 2002, when it reports its audited financial results in March. The company also expects to report net income available to common shareholders of approximately USD 42 million, or approximately USD 1.45 per share, compared with USD 24.2 million, or USD 0.83 per share.

The improvement in profitability was driven by better-than-expected second-half operating performance, beneficial currency effects, and a strong (relative to 2002) first-half performance. Underlying profitability improved sufficiently to absorb largely uncontrollable but expected expense increases over 2002 for pension funding, insurance, and an unanticipated labor disruption in the US, all totaling approximately USD 30 million for 2003.

The improvement in net income is also due to a substantially lower effective income tax rate for 2003. The effective tax rate declined to approximately 34% from 56% in 2002. The company estimates its consolidated effective tax rate to be in the range of 40%-44% in 2004.

Univar will release audited full-year 2003 results, as previously announced, on March 12, 2004.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties-purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 106.9 million (restated). Univar has about 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with

administrative support offices in Bellevue, Washington, USA, and Bradford, England. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-310-722-1363
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: eva.lindner@citigateff.nl

###

Univar N.V. 2003 Financial Results

March 12, 2004 – Amsterdam, The Netherlands







March 12, 2004

Key Results 2003

- EBITA increased to USD 117.0 million from USD 106.9 in 2002, up 9.3%.
- EBITA improvement essentially due to reductions in operating expenses, record performance in Canada and foreign currency movements.
- Sales were essentially flat in the US and actually declined (in local currency) in Europe. Some 4th quarter growth momentum was notable in the US.
- Underlying profitability was sufficient to absorb increased pension and insurance costs and strike-related costs all totaling USD 30.8 million

Key Results 2003 (cont'd)

- Operating expenses were reduced to 13.8% of sales from 14.1% in 2002. Expense reductions largely in the US and Europe.
- Net income increased significantly to USD 42.2 million (USD 1.45 per share) from USD 24.2 million (USD 0.83 per share) in 2002.
- Net income improvement due to increase in EBITA and a much lower effective income tax rate.
- EPS excluding goodwill amortization increased by 44% to USD 2.08 from USD 1.44 in 2002.

Key Results 2003 (cont'd)

- Full-year guidance was exceeded:
  - Second half EBITA of USD 58.9 million exceeded expectations significantly, comparing against an unusually high year-ago figure (USD 60.3 million), and also considering that USD 5.9 million in strike-related costs fell entirely into the 2nd half.

Reduction in effective income tax rate

- Overall income tax rate for 2003 was reduced to 33.6% from 56% in 2002.
- High rate in 2002 largely due to non-deductible goodwill amortization. Tax rates will decline as operating income increases.
- 2003 tax events
  - Internal corporate restructuring completed at year-end.
  - Available loss carryforward used to offset tax on USD 3.2 million gain on sale of UK facility.
- Estimated 2004 tax rate is in the range of 40% to 44%. Somewhat dependent on increase in operating income.

Univar NV

(USD millions except EBITA margin and EPS)	2003	2002*	% Change	% Change (currency-neutral)
Net sales	**4,717.4**	4,420.5	6.7	(1.2)
EBITDA	**163.1**	154.6	5.5	(3.2)
EBITA	**117.0**	106.9	9.3	0.3
EBITA margin (EBITA:Net sales)	**2.5%**	2.4%	-	-
Net income	**42.2**	24.2	74.2	67.7
EPS	**1.45**	0.83	74.2	67.7

Univar USA

(USD millions except EBITA margin)	**2003**	2002	% Change
Net sales	**2,356.9**	2,345.9	0.5
EBITDA	**71.7**	75.4	(4.7)
EBITA	**48.8**	51.0	(4.4)
EBITA margin (EBITA:Net sales)	**2.1%**	2.2%	-

Sales flat due to weak manufacturing sector until 4th quarter. Significant expense reductions achieved despite USD 18.8 million increase in pensions, insurance and strike-related costs.

Univar Europe

(USD millions except EBITA margin)	**2003**	2002	% Change	% Change (currency-neutral)
Net sales	**1,622.8**	1,486.7	9.2	(9.0)
EBITDA	**49.7**	51.0	(2.4)	(18.7)
EBITA	**30.5**	31.2	(2.0)	(18.6)
EBITA margin (EBITA:Net sales)	**1.9%**	2.1%	-	-

Sales increase and nearly flat operating income largely due to strengthened Euro. Currency-neutral sales and operating income decreases due to very weak manufacturing sector. Significant success in operating expense reductions despite higher pension and insurance costs.

Univar Canada

(USD millions except EBITA margin)	**2003**	2002	% Change	% Change (currency-neutral)
Net sales	**737.7**	587.9	25.5	12.0
EBITDA	**46.8**	37.5	24.8	11.2
EBITA	**43.1**	34.0	26.8	13.0
EBITA margin (EBITA:Net sales)	**5.8%**	5.8%	-	-

Solid growth once again. Very strong in resource-based western provinces. Canadian management very proud of their first CAN$ 1 billion sales year.

Univar was neither well served by the world economy in 2003, nor were we stymied by it.

- In relative terms, we are quite pleased with our performance for the year.
- Despite problems associated with the Iraq war, continuing economic stagnation in the industrial markets we serve, volatility in chemical and energy pricing, and significant increases in uncontrollable costs, Univar was able to achieve year-over-year improvement in operating profit.
- We met our economic commitment to the marketplace by delivering EBITA that not only equaled but exceeded 2002's result.

In looking at our results, it is easy to lose sight of the real accomplishments of 2003.

- It's hard not to notice the 74% year-over-year increase in net income driven by the reduction in our effective tax rate.
- One could interpret a positive surprise in 2nd half—and especially 4th quarter—results as an indication of recovery in our underlying markets.
- But the real story of 2003 is what we have done to change the underlying cost of doing business at Univar.

Underlying profitability improved sufficiently to absorb uncontrollable cost increases totaling USD 30.8 million.

- Operating expenses (currency-neutral) actually decreased year-over-year despite the large increases for pension and insurance expenses and strike-related costs from a labor dispute in the US.
- This structural operating benefit was accomplished through continuous improvement activities throughout our organization designed to enhance efficiency and productivity in the network across multiple operating dimensions.
- 2003 expense decreases followed on cost reductions of USD 32.2 million in 2002.

The improvement in the cost structure at Univar is sustainable and can be further optimized.

- While we cannot assure future cost reduction benefits at the level achieved over the past two years, we can promise to remain on the case—not just this year—but every year.
- Our challenge in 2004 is to grow market share.
- Univar has yet to experience the full effect of a robust economic recovery. Our hope and expectation in the months ahead is to do so, and in the process, to kick our sales machine into gear.

Outlook for 2004

- We are well positioned to improve our performance in 2004, dependent upon a variety of mostly external factors, especially the health of the manufacturing sector of the economy.

- We will continue to focus on our longer-term goals presented last year:
  - To strengthen Univar's market position over time
  - To provide sustainable revenue and earnings growth while maintaining a sound balance sheet
  - To achieve average annual growth in net sales over the next 2 years of between 1% - 2% in excess of growth in local GDP
  - To improve EBITA margin to 3.5% or more within 2-4 years
  - To attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least 5 times

UNIVAR







March 12, 2004

(12)

UNIVAR

Univar N.V. First Half 2003 Results

August 29, 2003 – Amsterdam, The Netherlands





August 29, 2003

2003 – First Half Highlights

- Sales and gross margin each up 8.8%.
  - Gross margin up USD 30.4 million.
  - Improvement due to currency fluctuations and increased Canadian revenues.
- Univar Canada showed particularly strong results. U.S. and U.K. continue to be affected by weak manufacturing sector.
- Net income available to common shareholders up 157.1% to USD 16.2 million from USD 6.3 million.
- Earnings per share increased to USD 0.56 from USD 0.22. Net income includes USD 3.2 million gain on sale of property.
  - 1H02 includes split-off costs of USD 3.9 million

Key Results 1H 2003 – USA

- No improvement in industrial markets served by Univar. Continued weakness in the manufacturing sector.
- Sales volume up slightly despite 1.9% decline in sales revenue. Continued pressure on selling prices.
- Operating expenses reduced by 1.5% despite increase in pension and insurance costs.

Key Results 1H 2003 - Europe

- Sales and gross margin improvement due to increased value of the euro.
- U.K. manufacturing sector continues to decline.
- Merger of French operations proceeding smoothly.
- Modest improvement in Italy. Results essentially flat in the rest of Europe.
- Strong emphasis on expense management. Operating expenses reduced 7.2% in local currency.
- Expense management efforts have contributed to improved EBITA despite softness in revenues.

Key Results 1H 2003 - Canada

- Record sales, gross margin and EBITA.
- Very strong resource sector. Outstanding results in agriculture, oil and gas.
- Some softness in manufacturing-based eastern region, which is dependant on U.S. economy.
- Impact of September 2002 Stochem acquisition favorable as expected.

Key Results 1H 2003 - Summary

- Net income and EPS improved significantly despite continued softness in US and UK revenues.
- Expense management boosted earnings and continues to be a major focus.
- Effective income tax rate was much improved.
- Increase in working capital and debt at mid-year were as expected.
- Performance is on track with March outlook.
  - First-half EBITA (USD 58.1 million) well ahead of 2002 first half (USD 46.6 million).

Univar NV

(unaudited; in USD millions except EBITA margin and per share results)	**1H 2003**	1H 2002	% Change (actual)	% Change (currency-neutral)
Net sales	**2,466.2**	2,266.3	8.8	0.3
Gross margin	**377.6**	347.2	8.8	(0.7)
Operating expenses	**328.5**	309.1	6.3	(3.1)
Group operating income before depreciation and amortization (EBITDA)	**81.8**	70.7	15.7	10.2
Group operating income before amortization (EBITA)	**58.1**	46.6	24.7	21.1
EBITA margin (EBITA:Net sales)	**2.4%**	2.1%	-	-
Net income available to common shareholders	**16.2**	6.3	157.1	135.0
Earnings per common share	**0.56**	0.22	157.1	135.0

Operating Environment 1H 2003

Given the challenging operating environment during 1H 2003, we view our operating performance as being quite satisfactory.

- Concerns surrounding the Iraq War virtually stalled economic activity during the first several months of the year.
- Spikes in energy costs and supply created enormous pricing volatility that was very difficult to manage at the customer level.
- Our markets continued to suffer from the effects of economic stagnation and the migration of key industry segments to lower cost geographies.

Operating Environment 1H 2003

While Univar's performance was commendable under the circumstances, significant improvement is both necessary and possible.

- We believe many of the forces impacting the chemical industry are long-term and structural, not merely outgrowths of the current economic cycle.
- As a result, our business model must be re-crafted to deal with prolonged stagnation in the industrial economy.
- To benefit from these changing conditions, Univar is undertaking a number of initiatives–aimed at both market share growth and network efficiencies–to gain strategic advantage in its markets.

Current Strategic Initiatives

First, and most important, Univar's sales organization is being refocused around growing industries.

- One of the strategic advantages of being a distributor is our ability to migrate with changes in the market.
- In this instance, we are already refocusing our sales efforts on industries such as food, pharmaceuticals and energy–which are growing–to replace volumes lost to offshore migration.
- We're developing strategies to capitalize on key commodity products, where Univar already enjoys significant cost and market share advantages, to maximize our penetration of these market sectors.

Current Strategic Initiatives (cont'd)

Univar is also engaged in an ongoing structural cost reduction program designed to increase network productivity and lower through-put costs.

- In the US this will be accomplished by implementing a hub and spoke network that is reducing the number of facilities from which we operate.
- In all parts of the organization, plans and targets are being established for improved inventory utilization and reductions in administration and information technology costs.

We are looking to achieve long-term improvement, not merely short-term goals.

Financial Guidance

Despite the ongoing challenging economic environment, Univar is reaffirming its guidance for the full-year 2003.

- The company's guidance for 2003 had presumed resumption of a more normal economic environment, which, to date, has not materialized.
- However, Univar expects to meet its previous guidance for the full-year 2003 of equaling its 2002 EBITA.

UNIVAR







August 29, 2003

UNIVAR

(13)

PRESS RELEASE

Univar Purchases Division of Italian Chemicals Distributor

Rotterdam, The Netherlands – December 30, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar Europe business unit has acquired substantially all of the assets of the Basic Chemicals and Water Treatment Products division of Guido Tazzetti & C. S.P.A., a chemicals distributor based in Turin, Italy. The acquisition was completed on December 30, 2003.

Tazzetti is a 94-year-old, family-owned company, specializing in the distribution of basic chemicals. The Basic Chemicals and Water Treatment Products division is one of two wholly-owned divisions, with the other engaged in the distribution of refrigerants and special gases. For the calendar year 2002, Tazzetti's Basic Chemicals and Water Treatment Products division recorded net sales of €23 million.

Tazzetti is a leader in Italy's basic chemicals distribution and water treatment markets, and Univar is a leading distributor in the specialties markets in Italy. The company expects to realize significant synergies from its acquisition of the Tazzetti business unit. Tazzetti will be merged into Univar's existing Italian business, creating a market leader with strong positions in both commodity and specialty chemical products. Univar anticipates that this transaction should be mildly accretive to its earnings in 2004. The company will be assisted in the transition by current Tazzetti management subsequent to closing of the purchase. The Tazzetti family will continue to own and manage its remaining business unit.

Commenting on the acquisition, Gary Pruitt, Univar CEO, said, "We are very pleased at the opportunity to add Tazzetti to our Univar Europe portfolio. With Univar's entry into the basic chemicals distribution and water treatment markets in Italy, this fine distributor provides us with excellent growth potential through access to new product lines, customers, and producer relationships. The Tazzetti family has done a wonderful job through the years in establishing Tazzetti as a premier reseller of chemical products across a number of sectors." Mr. Pruitt added, "The purchase of Tazzetti is consistent with a key strategy for building market share in Europe, which is to expand our presence in existing markets through opportunistic acquisitions."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 106.9 million (restated). Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
John Sammons
Senior Vice President and Chief Administrative Officer
Tel: +1-425-638-4902
Fax: +1-425-638-4952
E-mail: john.sammons@univarcorp.com

Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

###

UNIVAR

RECEIVED
2004 JUN 17 A 11: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(14)

PRESS RELEASE

Univar Provides Update on Strike at Providence, Rhode Island Facility

Rotterdam, The Netherlands – October 30, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that costs associated with the work stoppage at its Providence, Rhode Island location are estimated to be approximately USD 7 million for the year. The company believes that most of the costs associated with the labor dispute are behind it.

Because the company's results to date are better than anticipated, it is unclear whether the strike costs associated with the labor dispute will prevent the company from achieving its 2003 guidance previously provided of equaling 2002 EBITA.

The company was struck on July 16, 2003 by the International Brotherhood of Teamsters Local 251.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 106.9 million (restated). Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
John Sammons
Senior Vice President and Chief Administrative Officer
Tel: +1-425-638-4902
Fax: +1-425-638-4952
E-mail: john.sammons@univarcorp.com

Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen/ Eva Lindner
Tel: +31 (0)20 575 40 23
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

###

UNIVAR

(15)

PRESS RELEASE

Univar Reports First Half 2003 Results: Sales USD 2,466 Million, Net Income Available to Common Shareholders USD 16.2 Million

Rotterdam, The Netherlands – August 28, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2003.

Highlights H1 2003

- **Sales revenues were up 8.8% and gross margin improved by USD 30.4 million compared to the year-ago six-month period, with revenue improvements primarily due to the favorable effects of changes in foreign currency exchange rates and increased revenues in Canada.**
- **Univar Canada again showed particularly strong results both on a sales and margin level. The US and UK continue to be affected by weak manufacturing economies and competitive selling environments that are challenging margins on key commodity chemicals.**
- **Net income available to common shareholders grew to USD 16.2 million from USD 6.3 million in the year-ago period. Earnings per share increased to USD 0.56 from USD 0.22. Net income includes a USD 3.2 million gain from the sale of property. In the comparative 2002 period, net income includes split-off costs of USD 3.9 million.**

Outlook 2003

The company's guidance for 2003 presumed resumption of a more normal economic environment, which, to date, has not materialized. Nonetheless, first-half results at the net income level did improve significantly, primarily as the result of record performance at Univar Canada, improved expense efficiencies, lower effective income tax rates, and a one-time gain on the sale of property. Univar expects to meet its previous guidance for the full-year 2003 of equaling its 2002 EBITA.

Consolidated Key Results

(unaudited; in USD millions except EBITA margin and per share results)	1H 2003	1H 2002*	% Change (actual)	% Change (currency-neutral)
Net sales	**2,466.2**	2,266.3	8.8	0.3
Gross margin	**377.6**	347.2	8.8	(0.7)
Operating expenses	**328.5**	309.1	6.3	(3.1)
Group operating income before depreciation and amortization (EBITDA)	**81.8**	70.7	15.7	10.2
Group operating income before amortization (EBITA)	**58.1**	46.6	24.7	21.1
EBITA margin (EBITA:Net sales)	**2.4%**	2.1%	-	-
Net income available to common shareholders	**16.2**	6.3	157.1	135.0
Earnings per common share	**0.56**	0.22	157.1	135.0

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

First-half 2003 Results

For the first six months of 2003, Univar reported sales of USD 2,466.2 million compared with USD 2,266.3 million in the first half of 2002, an increase of 8.8%. Improved revenues in Canada were partially offset by slightly declining revenues in the US, with European revenues up due to the favorable effects of foreign currency exchange rates. European revenues declined modestly on a currency-neutral basis.

In the US, Univar's largest market, while the overall economy continues to grow marginally, no improvement was seen in the first half in the company's industrial market segments. Univar's results in Europe were heavily influenced by the continued decline of manufacturing output in the UK and a flat manufacturing sector in the rest of Europe. Univar Canada again posted record sales, gross margin and EBITA despite slowing production levels in the manufacturing sector.

The US chemical distribution market remains highly challenging, as ongoing economic stagnation continues to impact the amount of product purchased by Univar's customers. Plant closures and the fact that some customers—such as those in the electronics, textile and furniture industries—have relocated their manufacturing operations overseas to lower cost environments, have further exacerbated the problem.

During the first half of 2003, unease about the Iraq War and energy shortages which affected chemical pricing also retarded revenue development in the US. In the face of this extremely volatile environment, Univar's competitors have been more aggressive than ever in their attempts to replace lost customers and capture a larger share of the remaining market.

In Europe, the company has contended with the continuing decline in manufacturing output, particularly in the UK, Univar's largest European market. In addition, Univar Europe's Pharma and Personal Care business has been pressured by site closures and the relocation of plants to Eastern Europe or Asia by companies seeking to benefit from less expensive and more flexible labor.

In Canada, economic conditions in the west have remained relatively strong, particularly in the major industries we serve (oil and gas, agriculture, forestry and mining). The manufacturing-based economy in eastern Canada is very much dependant on the US economy and as such has seen some softness in recent months. Nonetheless, Univar Canada produced its best-ever results in the first half of 2003.

Univar's continuing cost containment initiatives have been effective, with operating expenses down by 3.1% on a currency-neutral basis. This decrease was achieved despite significant increases in pension and insurance costs and the addition of costs from the September 2002 Stochem acquisition. In US dollars, operating expenses increased by 6.3%, to USD 328.5 million compared with USD 309.1 million in last year's comparable period. The increase includes expense reductions resulting from the July 2002 sale of Progiven in France.

Reported first-half EBITA was USD 58.1 million compared with USD 46.6 million a year ago.

The effective tax rate declined to 47.4% from 70.3% in the year-ago period, primarily because the weighted average statutory tax rate decreased significantly, and the use of available capital loss carry-forwards eliminated any taxation on the sale of the Greenwich, UK facility.

Net income available to common shareholders was USD 16.2 million compared with USD 6.3 million in the year-ago period. Earnings per share was USD 0.56 compared with USD 0.22.

A change in accounting standards, mandated by Dutch Generally Accepted Accounting Principles, has caused certain items deemed to be extraordinary in 2002 to be reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes.

In view of the overall market environment, the company considers its financial results quite satisfactory. However, in an effort to benefit from the changing market forces influencing the chemical industry, Univar has announced that it is undertaking a number of initiatives to gain strategic advantage in its markets. The sales organization is being refocused around growing industries, such as food, pharmaceuticals and energy to replace volumes lost to offshore migration. Specific strategies are being developed to capitalize on key commodity products, where Univar already enjoys significant cost and market share advantages, to further penetrate these market sectors. Univar is also engaged in an ongoing structural cost reduction program designed to increase network productivity and lower through-put costs. Each of these initiatives is designed to improve Univar's position as an effective supply chain partner for both customers and producer partners. As the industrial economy improves, management believes these initiatives will place the company in an enhanced strategic position, relative to its competitors, to take advantage of the opportunities available in a more robust economic environment.

Cash Flow and Investments

Net cash outflow for the first half of 2003 was USD 1.1 million compared with net cash outflow of USD 21.0 million in the first half of 2002. Cash outflow from operating activities was USD 21.1 million as compared with cash flow of USD 27.9 million in the same period of 2002. The majority of this change was due to the seasonal increase in accounts receivable resulting from sharply higher agricultural sales in Canada. A seasonal increase in working capital due to spring agricultural sales is normal. In the second half of the year, cash flow generally increases as working capital decreases.

Financial Position

The balance sheet at June 30, 2003 showed an increase in total assets of USD 307.0 million from December 31, 2002, to USD 2,346.6 million from USD 2,039.6 million. Cash and cash equivalents decreased to USD 67.2 million from USD 76.2 million at the end of 2002. Accounts receivable increased by USD 251.6 million due to very high spring agricultural sales and the increase in value of the euro. Short-term debt levels declined while long-term debt increased to USD 466.5 million compared with 403.1 million at December 31 2002. During the first half of 2003, net debt levels increased to USD 427.9 million from USD 374.6 million, reflecting higher working capital levels associated with cyclical business, largely Univar Canada's agricultural business, and the increase in the value of the euro. Group equity increased to USD 672.3 million from USD 635.3 million at December 31, primarily due to the effect of foreign exchange and the company's earnings in the first half of 2003.

CEO's Statement

Commenting on developments in the first half of 2003, Gary E. Pruitt, Univar CEO, said, "Excellent top-to-bottom execution in Univar Canada, the realization of further expense efficiencies in all of our business units, a benefit from reduced tax rates, and a gain on the disposal of a property brought about our improved results. While we had anticipated a difficult operating environment this year, our experience in the first half of 2003 was even more challenging than we envisioned. Given the economic impacts of the war in Iraq, wildly fluctuating energy prices, highly competitive markets that pressure margins, and an industrial economy that refuses to recover from the recessionary condition of the past two years, I am very pleased that we have been able to stay the course and deliver results consistent with our guidance.

"We cannot control the economy," said Mr. Pruitt. "We don't make products or create end-markets. As a distributor, we sell into the broad industrial marketplace, and therefore our fortunes will inevitably ebb and flow with the vitality of the economies in which we operate.

"However, irrespective of the economic environment, we can control the effectiveness and efficiency of our operations. In this regard, there is no question we can and will make further improvements. Our cost structure, particularly in the United States and the United Kingdom, is being further optimized to reflect changing market conditions, and we are working diligently on initiatives that will address this. We are also developing strategies for both growing market share and improving the productivity of our network." Mr. Pruitt said, "Our business model requires that we realize both top-line growth and greater cost efficiencies in our operations—not just one or the other—to achieve the productivity required for success in today's economic environment."

According to Mr. Pruitt, "For some time now, we have been working to effectively re-craft our business model to deal with prolonged stagnation in the industrial economy. We're looking to achieve long-term improvement, not merely short-term results," he said; "improvement that will place Univar in a stronger position to deliver on its longer-term goals."

Results by Segment

Univar USA

(unaudited; in USD millions except EBITA margin)	**1H 2003**	1H 2002*	% Change
Net sales	**1,178.6**	1,201.3	(1.9)
Gross margin	**185.1**	188.4	(1.8)
Operating expenses	**172.8**	175.4	(1.5)
Group operating income before depreciation and amortization (EBITDA)	**29.4**	31.2	(5.8)
Group operating income before amortization (EBITA)	**17.8**	18.6	(4.3)
EBITA margin (EBITA:Net sales)	**1.5%**	1.5%	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

Univar USA's first-half sales for 2003 were USD 1,178.6 million compared with USD 1,201.3 million the previous year, a 1.9% decline. Volume levels were actually slightly up based on product quantities sold, but a competitive selling environment pressuring price points in key product categories caused the small decline in sales revenues.

Gross margin decreased slightly, to USD 185.1 million from USD 188.4 million in the same six-month period of 2002, due to the decrease in sales revenue. Gross margin percent remained constant at 15.7%.

Operating expense containment was achieved in terms of reducing total dollars spent, but the sales decrease caused first half 2003 EBITA to decline to USD 17.8 million as compared with USD 18.6 million the previous year, a decrease of 4.3%.

Univar Europe

(unaudited; in USD millions except EBITA margin)	**1H 2003**	1H 2002*	% Change (actual)	% Change (currency-neutral)
Net sales	**842.4**	726.3	16.0	(5.9)
Gross margin	**136.1**	115.4	17.9	(6.6)
Operating expenses	**121.1**	106.0	14.3	(7.2)
Group operating income before depreciation and amortization (EBITDA)	**28.5**	22.0	29.5	4.3
Group operating income before amortization (EBITA)	**18.3**	12.4	47.2	18.5
EBITA margin (EBITA:Net sales)	**2.2%**	1.7%	-	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

In Europe sales, gross margin and EBITA all showed improvement in US dollars, although sales and gross margin declined on a currency-neutral basis. The sales increase was primarily a consequence of foreign currency exchange effects, mainly coming from the euro's increased strength against the US dollar partly offset by the sterling's weakness against the euro compared with a year ago. Also, the Greenwich, U.K. facility was sold in April, yielding a USD 3.2 million gain. Year-ago figures include results for Progiven, a non-core Biocides business in which Univar's 95 percent holding was sold in July 2002. Excluding year-ago Progiven sales of USD 10.1 million, the increase in European revenues would have been 17.6%.

Univar's most challenging European market currently is in the UK, where manufacturing output in many of the sectors served has been in decline. The merger of Univar's operations in France is proceeding smoothly and France continues to maintain profits at 2002 levels. Modest improvement in sales and EBITA were achieved in Italy while the rest of Europe was essentially flat on these measures.

Gross margins improved to USD 136.1 million from USD 115.4 million, primarily as a result of exchange rate fluctuation. Expense controls implemented in 2002 were effective in the first half of 2003, with operating expenses declining by 7.2% on a currency-neutral basis, but increasing 14.3% in US dollars, mostly due to the stronger euro and increased pension costs. Excluding year-ago Progiven operating expenses of USD 2.4 million, the increase in European expenses would have been 16.9%.

Univar Canada

(unaudited; in USD millions except EBITA margin)	**1H 2003**	1H 2002*	% Change (actual)	% Change (currency -neutral)
Net sales	**445.3**	338.7	31.5	21.2
Gross margin	**56.5**	43.4	30.2	20.0
Operating expenses	**30.7**	24.4	25.8	16.6
Group operating income before depreciation and amortization (EBITDA)	**27.7**	20.8	33.2	22.0
Group operating income before amortization (EBITA)	**25.9**	19.1	35.6	24.9
EBITA margin (EBITA:Net sales)	**5.8%**	5.6%	-	-

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

In Canada, record levels of sales, gross margin, and EBITA were achieved in the first half. The agricultural sector and resource industries in the west achieved outstanding results while the manufacturing-based eastern region was essentially flat versus the prior year. Signs of a slowing economy were, however, felt with a small decline in GDP of 0.2% in April (the country's first monthly contraction since September 2001).

Univar Canada recorded first-half sales for 2003 of USD 445.3 million compared with USD 338.7 million the previous year, a 31.5% increase. A portion of the increase was due to the September 2002 acquisition of Stochem, while organic sales growth in Canada was 25.3% (15.7% on a currency-neutral basis).

Gross margins improved to USD 56.5 million from USD 43.4 million in the same six-month period of 2002 due to the significant increase in net sales.

Operating expenses rose by 25.8%, largely due to higher insurance, pension, and energy costs, as well as costs associated with Stochem, but the strong sales performance and gross margin improvement resulted in first half 2003 EBITA improving by 35.6% to USD 25.9 million as compared with USD 19.1 million the previous year.

Share Repurchase
The Executive Board and Supervisory Board have approved the repurchase of 292,000 shares of the company's common stock for general corporate purposes and to provide stock that may be issued under the Company's stock option plan. The company expects to purchase the stock in the open market from time to time.

Labor Dispute
Subsequent to June 30th, the company experienced a work stoppage at its Providence, Rhode Island facility. The strike has resulted in no disruption of service to customers, and the company anticipates no material impact on results.

Asbestos Defense Proceedings
As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, and while reserving its rights to deny an obligation to indemnify, Univar is defending McKesson in asbestos bodily injury lawsuits filed against McKesson in the State of Mississippi (USA).

During the first half of 2003, McKesson tendered to Univar a total of 17 Mississippi lawsuits filed on behalf of 4,669 plaintiffs. During that period of time, 3 Mississippi lawsuits filed on behalf of 25 plaintiffs were dismissed without payment. As a result, Univar is currently defending McKesson in a total of 52 Mississippi lawsuits filed on behalf of 15,512 plaintiffs.

The company has not paid amounts to settle or satisfy judgments for the Mississippi lawsuits and the company has not established any financial provisions for the Mississippi lawsuits. Additional information on the lawsuits is provided in the company's 2002 Annual Report.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 106.9 million (restated). Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
John Sammons
Senior Vice President and Chief Administrative Officer
Tel: +1-425-638-4902
Fax: +1-425-638-4952
E-mail: john.sammons@univarcorp.com

Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(unaudited; in USD millions, except earnings per share)	**1H 2003**	1H 2002*	% Change
Net sales	**2,466.2**	2,266.3	8.8
Cost of sales	**2,088.6**	1,919.1	8.8
Gross margin	**377.6**	347.2	8.8
Personnel costs	**183.8**	170.5	7.8
Depreciation	**23.7**	24.1	(1.7)
Amortization of goodwill	**9.0**	8.5	5.9
Other operating expenses	**112.0**	106.0	5.7
Total operating expenses	**328.5**	309.1	6.3
Group operating income	**49.1**	38.1	28.9
Interest expense	**16.4**	14.2	15.5
Income before taxes	**32.7**	23.9	36.8
Income tax expense	**15.5**	16.8	(7.7)
Net income	**17.2**	7.1	142.3
Dividend on cumulative financing preference shares	**(1.0)**	(0.8)	25.0
Net income available to common shareholders	**16.2**	6.3	157.1
Earnings per common share	**0.56**	0.22	157.1
Fully diluted earnings per common share	**0.56**	0.22	157.1

* Certain items deemed to be extraordinary in 2002 have been reclassified to personnel costs and other operating expenses, with the related tax effect being reported in income taxes, in accordance with Dutch Generally Accepted Accounting Principles.

ANNEX 2: CONSOLIDATED BALANCE SHEET

(unaudited; in USD millions)

	June 30, 2003 (unaudited)	December 31, 2002	June 30, 2002 (unaudited)
Intangible fixed assets	**319.9**	325.1	320.8
Tangible fixed assets	**451.8**	456.7	464.2
Financial fixed assets	**0.9**	1.1	1.5
Total fixed assets	**772.6**	782.9	786.5
Inventories	**407.9**	393.0	400.5
Accounts receivable	**862.2**	610.6	791.4
Other receivables and prepaid expenses	**236.7**	176.9	250.5
Cash and cash equivalents	**67.2**	76.2	74.0
Total current assets	**1,574.0**	1,256.7	1516.4
Amounts owed to banks	**25.6**	44.5	39.7
Current portion of long-term debt	**3.0**	3.2	10.7
Trade accounts and other accounts payable	**889.6**	720.6	944.8
Dividend on cumulative financing preference shares	**1.1**	1.9	0.9
Total current liabilities	**919.3**	770.2	996.1
Current assets less current liabilities	**654.7**	486.5	520.3
Total assets less current liabilities	**1,427.3**	1,269.4	1306.8
Long-term debt	**466.5**	403.1	433.7
Provisions	**288.5**	231.0	250.1
Third-party interests	**0.1**	0.1	0.2
Stockholders' equity	**672.2**	635.2	622.8
Group equity	**672.3**	635.3	623.0
Total	**1,427.3**	1,269.4	1306.8

ANNEX 3: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)

	1H 2003	1H 2002
Net income	**17.2**	7.1
Adjustments for:		
Depreciation and amortization	**32.7**	32.6
Movements in provisions	**12.1**	(2.3)
(Gain) / loss on sale of tangible fixed assets	**(2.4)**	1.1
Gross cash flow from operating activities	**60.0**	38.5
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(80.7)**	(10.6)
Net cash flow from operating activities	**(21.1)**	27.9
Investments:		
Tangible fixed assets	**(11.1)**	(16.9)
Goodwill	**-**	(.5)
Total investments	**(11.1)**	(17.4)
Disposals:		
Tangible fixed assets	**8.3**	1.3
Proceeds on sale of group companies	**.3**	-
Total disposals	**8.6**	1.3
Net cash flow from investing activities	**(2.5)**	(16.1)
Financing:		
Repayment of long-term debt	**(4.1)**	(354.5)
New long-term debt	**53.1**	313.6
Net proceeds from share issues	**-**	74.6
Cash dividend	**(7.4)**	-
Net movements in short-term financing	**(19.1)**	(66.5)
Net cash flow from financing activities	**22.5**	(32.8)
Net cash flow	**(1.1)**	(21.0)
Exchange and translation differences	**(7.9)**	28.4
Increase / (decrease) in cash and cash equivalents	**(9.0)**	7.4

UNIVAR

PRESS RELEASE

Univar Reaffirms Guidance for 2003

Rotterdam, The Netherlands – April 25, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today reaffirmed at its Annual General Meeting of Shareholders, the company's guidance for the full year 2003.

Mr. Gary E. Pruitt, Univar CEO said, "Based on results for the first quarter of this year, we are able to confirm our guidance as reported in the annual report to shareholders."

Univar previously indicated that its outlook is very much coloured by the extent and pace of economic recovery and the degree of geopolitical disruption. The company said if conditions do not deteriorate further from what has been experienced year to date, and do not continue at or below the current state for more than six months, management anticipates EBITA for 2003 should meet the 2002 EBITA level.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 110.4 million. Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.		**Citigate First Financial**
John Sammons Senior Vice President and Chief Administrative Officer Tel: +1-425-638-4902 Fax: +1-425-638-4952 E-mail: john.sammons@univarcorp.com	Gregg Sloate Director of Investor Relations Tel: +1-425-638-4911 Fax: +1-425-638-4953 E-mail: gregg.sloate@univarcorp.com Website: www.univarcorp.com	Barbara Jansen Tel: +31 (0)20 575 40 80 Fax: +31 (0)20 575 40 20 E-mail: bjansen@citigateff.nl

(17)

UNIVAR

PRESS RELEASE

Univar Shareholders Vote In Favor of Board Proposals

Rotterdam, The Netherlands – April 25, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced the adoption of certain board proposals at its annual general meeting of April 25, 2003.

Changes to the Executive and Supervisory Boards

The Annual General Meeting of Shareholders today approved the appointment of Mr. Jan Holsboer as a member of the Executive Board and Mr. Peter Vogtländer as a new member of the Supervisory Board. Mr. Holsboer brings a wealth of experience, having been a member of the Executive Board of ING Groep N.V., Amsterdam, as well as having other board and executive management experience.

The appointment of Mr. Holsboer to the Executive Board fills the vacancy resulting from the resignation of Mr. Paul Runderkamp as of April 25, 2003. As announced with the 2002 annual results on March 14, Mr. Runderkamp has elected to step down from the Univar Executive Board effective today. Mr. Runderkamp, who is General Counsel of Royal Vopak, has been instrumental in facilitating the split-off activities and helping to ensure the smooth transition of Univar to an independent company. As of today, the company's Executive Board consists of Mr. Gary Pruitt, Chairman, and Mr. Holsboer.

At ING Groep N.V., Mr. Holsboer served as Chairman of the Executive Committee Financial Services International, with oversight of subsidiaries in the US, Canada, Australia, UK, Belgium, South and Central Europe, Asia/Pacific and Latin America. Moreover, he was a member of the Executive Board of ING Bank. Prior to this, he was, among other things, responsible for ING Insurance Asset Management for approximately two years, and had served as Chairman of the Corporate Board (CEO) at NRG, Amsterdam. He has also served as Chairman/member of the Supervisory Board of WUH, Amsterdam, of ING Lease, Amsterdam, BBL-Bank, Brussel, and of several listed investment funds, both in Amsterdam and New York.

Mr. Holsboer currently serves on the Supervisory Boards/Audit Committees of PartnerRe, TD Waterhouse Bank N.V., Gerling NCM Credit and Finance AG, and Vittoria Capital N.V., as well as several not-for-profit organizations. He holds a master's degree in Economics from the University of Amsterdam.

Shareholders also approved today the appointment of Mr. Peter Vogtländer to the Supervisory Board. The appointment of Mr. Vogtländer makes him the fifth member of the Supervisory Board.

Mr. Vogtländer is retired from his position as President and CEO of Montell, a subsidiary of the Royal Dutch Shell Group. Previously, he was responsible as Chemical Coordinator for the chemicals business of the Royal Dutch Shell Group. Previous positions Mr. Vogtländer had held at Shell included Executive Managing Director of Shell Nederland and President of the Shell Companies in Belgium and Luxembourg. Mr. Vogtländer has served as non-Executive Director on a number of Boards of a number of Shell operating companies and joint ventures. Furthermore, Mr. Vogtländer has served on the Supervisory Board of the Institute for Packaging and the Environment. He was the Chairman of the Senior Advisory Group on Health, Safety and Environment of CEFIC and also the Chairman of the International Chapter of the SCI (Society of

the Chemical Industry). He recently chaired a committee to advise the government on CO2 emission trading as an instrument for climate change policy.

Mr. Vogtländer was honored in 2000 by the Queen of the Netherlands as Officer in the Order of Oranje Nassau. He currently is a member of the Supervisory Board of Van Leeuwen Pipe and Tube. He is also a member of the Council of the National Greenfund and is Chairman of the Dutch Energy Council. Mr. Vogtländer holds a degree in Chemical Engineering from the Technical University in Delft.

As of today, the Supervisory Board of Univar is composed of the following members: Mr. H. de Ruiter (Chairman), Mr. Y. Bobillier, Prof. G.J. Sharman, Mr. M. van der Vorm and Mr. Vogtländer.

Commenting on these changes to the company's Supervisory and Executive Boards, Gary E. Pruitt, Univar CEO, said, "I am very pleased about the appointments of Mr. Holsboer and Mr. Vogtländer to our Executive and Supervisory Boards, respectively. The management of our company is clearly strengthened by the addition of these two very experienced, highly qualified individuals." Mr. Pruitt added, "I also would like to extend my personal gratitude to Mr. Runderkamp, who has resigned his position on the Executive Board as of today. He was of enormous help to Univar in establishing our independence and we owe him a debt of gratitude. We certainly wish him well."

Dividend

The Annual General Meeting of Shareholders also adopted the 2002 annual accounts and declared a cash dividend for 2002 of EUR 0.19 (USD 0.20) per common share as had been proposed. The payout ratio as a percentage of distributable net profit—net income excluding extraordinary items and after dividends on cumulative financing preference shares—is 24%. The dividend will be made payable on Thursday May 8. Univar shares will be quoted ex-dividend as of Tuesday April 29.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of goodwill (EBITA) of USD 110.4 million. Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.		Citigate First Financial
John Sammons Senior Vice President and Chief Administrative Officer Tel: +1-425-638-4902 Fax: +1-425-638-4952 E-mail: john.sammons@univarcorp.com	Gregg Sloate Director of Investor Relations Tel: +1-425-638-4911 Fax: +1-425-638-4953 E-mail: gregg.sloate@univarcorp.com Website: www.univarcorp.com	Barbara Jansen Tel: +31 (0)20 575 40 80 Fax: +31 (0)20 575 40 20 E-mail: bjansen@citigateff.nl

UNIVAR

(18)

PRESS RELEASE

Univar Reports FY 2002 Results: Sales USD 4,412.9 Million, Net Income Available to Common Shareholders USD 24.2 Million

Rotterdam, The Netherlands – March 14, 2003 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced results for its fiscal year ended December 31, 2002.

Highlights FY 2002

- **The improvement in Univar's full-year results was led by structural cost reduction programs.**
- **Expense reductions and operating synergies resulted in a USD 32.2 million (5%) year-over-year decline in operating expenses.**
- **Univar reported a 50% gain in net income available to common shareholders excluding extraordinary results.**
- **The company elected to adopt IAS 19 for pension accounting, resulting in a USD 52.7 million charge to 2002 opening shareholders' equity.**
- **A dividend of EUR 0.19 (USD 0.20 based on December 31, 2002 exchange rate) per share to holders of common shares to be proposed at Annual General Meeting.**
- **New members proposed for Executive and Supervisory Boards.**

Outlook 2003

- **The company's outlook for 2003 is very much colored by the extent and pace of economic recovery and the degree of geopolitical disruption, each of which is extremely difficult to predict. Univar's business already has experienced some softness due to the current geopolitical situation. If conditions do not deteriorate further from what the company has experienced year to date, and do not continue at or below the current state for more than six months, management anticipates EBITA for 2003 should meet the 2002 EBITA level. The company also reaffirms its previously stated longer-term 3-5 year outlook presented last year.**

Key Results FY 2002

(in USD millions except EBITA margin and per share results)	**2002**	2001 Pro forma (unaudited, **restated** pursuant to IAS 19)	% Change	2001 Pro forma (unaudited, prior to IAS 19 restatement)
Net sales	4,412.9	4,678.1	-5.7%	4,678.1
Group operating income before depreciation and amortization (EBITDA)	158.1	169.1	-6.5%	151.4
Group operating income before amortization (EBITA)	110.4	114.2	-3.3%	96.5
EBITA margin (EBITA:Net sales)	2.5%	2.4%	--	2.1%
Net income before extraordinary results	26.1	17.4	50.0%	6.3
Net income available to common shareholders (loss)	24.2	(89.0)	--	(100.1)
(In USD)				
Earnings per common share excluding extraordinary results	0.90	0.60	50.0%	0.22
Earnings (loss) per common share	0.83	(3.06)	--	(3.44)

Note: Certain items have been reclassified to conform to the 2002 year-end presentation.

2002 Results

(Included in the following discussion are 2001 unaudited pro-forma financial results, which have been restated in accordance with the company's adoption of International Accounting Standard (IAS) 19 for pensions and other post-retirement benefits. This resulted in a reduction in 2002 opening stockholders' equity of USD 52.7 million and a decrease in 2001 net loss of USD 11.1 million.)

Net Sales

Univar reported sales of USD 4,412.9 million compared with USD 4,678.1 million in 2001, a decrease of 5.7%. Improved Canadian revenues were offset by declining revenues in the US and Europe, primarily as a result of the soft worldwide economic climate that affected the company's customers. In the US, sales decreased to USD 2,345.9 million in 2002 from USD 2,511.8 million in 2001. European revenues declined to USD 1,479.1 million from USD 1,624.2 million in 2001. The Canadian business unit provided strong results in 2002. Sales in Canada increased to USD 587.9 million from USD 542.1 million in 2001. A portion of the increase was due to the September, 2002 acquisition of Stochem, while organic growth in Canada was 7.6%.

Management noted that overcapacity in the chemical industry, resulting in price deflation for the mix of products handled by Univar, also contributed to the reduction in sales.

Gross Margin

The company reported that margins in the US and Europe remained under significant pressure due to the state of their respective economies and resulting declines in the prices of many chemicals. Gross margin as a percent of sales was 16.0% in 2002 on a consolidated basis compared with 15.8% in 2001. US margin dollars fell on reduced volume to USD 390.7 million from USD 417.0 million in 2001, despite a small increase in gross margin as a percent of sales, to 16.7% from 16.6%. Univar Europe's margin dollars also fell, to USD 229.0 million from USD 245.7 million in 2001, with margin percentage up to 15.5% from 15.1% a year ago. In Canada, gross margin dollars improved to USD 85.2 million from USD 78.4 million in 2001, with the margin rate remaining flat at 14.5%. A portion of the increase in margin dollars in Canada was due to the Stochem acquisition. Management indicated that overall lower demand and reduced selling prices contributed to a 4.9% reduction in margin dollars for Univar N.V. in 2002, with the company recording USD 704.9 million in gross margin as compared with USD 741.1 million in 2001.

EBITA (Earnings Before Interest, Taxes and Amortization)
Although 2002 net sales and gross margins decreased from 2001 levels, operating income would have improved over the prior year except for the large year-over-year increase in pension expense. EBITA for full-year 2002 decreased slightly, to USD 110.4 million in 2002 from USD 114.2 million in 2001, but would have increased by USD 5.5 million, or 4.8%, had it not been for a USD 9.3 million, or 62%, increase in 2002 pension expense to USD 24.3 million.

The company indicated that diligent expense-reduction efforts in the US and Europe resulted in decreased operating expenses that for the most part offset the decrease in gross margin. Operating expenses in 2002 were USD 612.1 million compared with USD 644.3 million in 2001, an improvement of 5.0%. This decrease included a decline in depreciation for 2002 of USD 7.2 million, to USD 47.7 million compared with USD 54.9 million in 2001, with the reduction in 2002 attributable primarily to the company's US IT system becoming fully depreciated, and a reduction in capital expenditures in 2002 compared with 2001. Completion of the Ellis & Everard integration contributed to the decrease in operating expenses as well.

Net Interest Expense
Net interest expense decreased by USD 4.2 million, to USD 30.5 million compared with USD 34.7 million in 2001, primarily due to lower average net debt levels and a decline in general interest rates.

Taxation
Income taxes on income from ordinary activities in 2002 were USD 34.5 million compared with USD 42.9 million in 2001. The effective tax rates on ordinary income were 55.4% and 69.1% for the years ended 2002 and 2001, respectively. The difference between the weighted average statutory rates (of approximately 38.5% in 2002 and approximately 40.5% in 2001) and the effective tax rates was due to the level of non-deductible amortization of goodwill, expenses not allowable for deduction, and certain losses not subject to tax benefit.

Income from Ordinary Activities After Taxes
Income from ordinary activities after taxes and before payment of dividends increased 45% to USD 27.8 million from USD 19.2 million in 2001.

Extraordinary Results
Net extraordinary expenses after income taxes totaled USD 1.9 million in 2002 versus USD 106.4 million in 2001. The 2002 extraordinary results included, pre-tax, a gain on the sale of Progiven S.A.S. of approximately USD 7.6 million offset by restructuring charges of USD 6.7 million and costs associated with the split-off from Royal Vopak of USD 4.4 million. The 2001 results included a write-down of an IT system and restructuring costs in connection with the integration of Ellis & Everard.

Dividends
Dividends on cumulative financing preference shares amounted to USD 1.7 million (EUR 1.8 million at the 2002 average exchange rate), or USD 0.13 (EUR 0.14) per financing preference share, for 2002.

Net Income
Net income available to common shareholders was USD 24.2 million in 2002 compared with a net loss of USD 89.0 million in 2001.

Earnings per share (EPS)
Earnings per share including extraordinary results after taxes were USD 0.83 (EUR 0.88 in 2002 compared with a loss of USD 3.06 (EUR 3.16) in 2001. EPS excluding extraordinary results after taxes for 2002 increased by 50% to USD 0.90 (EUR 0.96) compared with USD 0.60 (EUR 0.62) the previous year.

Cash Flow and Investments
Net cash flow for the year was USD 5.0 million. Cash flow from operating activities was USD 97.5 million in 2002 as compared with USD 169.0 million in 2001. USD 99.6 million of the cash flow in 2001 was mainly a consequence of a reduction in working capital resulting from Ellis & Everard integration efforts.

Cash flow return on investment for 2002 decreased by one percentage point to 12.2%. This decrease is due to a slightly lower level of EBITDA, and to a small increase in capital employed which resulted from a strengthening euro relative to the US dollar.

Financial Position
The balance sheet at December 31, 2002 showed an increase in total assets of USD 27.4 million from a year earlier, to USD 2,039.6 million from USD 2,012.2 million. Cash and cash equivalents increased to USD 76.2 million from USD 66.6 million a year earlier as a result of positive cash flow from operations. Debt levels have declined slightly as a result of positive cash flow from operations. Stockholders' equity before the proposed dividend to common shareholders increased to USD 635.2 million from USD 602.5 million primarily due to the company's earnings in 2002.

In November, 2002, Univar announced the completion of a EUR 750 million syndicated revolving credit facility to be used for financing short-term liquidity requirements, refinancing, working capital, acquisitions and general corporate purposes. Subsequently, management determined that EUR 750 million exceeds its financing needs, and Univar amended the agreement, reducing the facility to EUR 660 million. Management believes this EUR 90 million reduction in unneeded credit will save Univar in excess of USD 0.5 million annually in reduced commitment fees.

Dividend Proposal
A proposal will be made at the Annual General Meeting of Shareholders to declare an annual cash dividend of EUR 0.19 (USD 0.20 based on the December 31, 2002 exchange rate) per share, payable May 8, 2003 to common shareholders of record on April 29, 2003.

Outlook 2003

The company's outlook for 2003 is very much colored by the extent and pace of economic recovery and the degree of geopolitical disruption. In the context of the current geopolitical and economic environment, it is extremely difficult to predict outcomes. Univar's business is already being impacted by concerns over ongoing geopolitical disruption, the anticipation of war, the generally low level of industrial activity, and product pricing increases driven by higher energy and feedstock costs. If conditions do not deteriorate further from what we have experienced this year to date, and do not continue at or below the current state for more than six months, we anticipate EBITA for 2003 should meet the 2002 EBITA level.

In any event, we reaffirm our long-term goals: to achieve average annual growth in net sales over the next three years of between one and two percent in excess of growth in local GDP; improve EBITA margin to 3.5 percent or more within three to five years; and attain a net debt-to-EBITDA ratio of 2.5:1 with an interest coverage ratio of at least five times.

Market Environment
The company characterized 2002 as the second consecutive year that the chemical distribution industry was being considerably challenged on multiple fronts. While the Canadian economy showed solid signs of recovery, the European and US economies were relatively weak and influenced Univar's results adversely in those geographies. A brief upturn in the second quarter was quickly followed by a return to continuing flat market conditions for the balance of 2002. Chemical demand was generally soft and the industry was burdened with overcapacity, hence there was continuing pressure on pricing that negatively affected gross margin. Nevertheless, as the company had projected in August, it successfully implemented wide-ranging expense controls, resulting in improved second-half EBITA over the prior sequential six months, at USD 59.1 million versus USD 51.3 million.

CEO's Statement
Commenting on developments in 2002, Gary E. Pruitt, Univar CEO, said, "Operating results for 2002 represented a solid performance under difficult circumstances, particularly considering the softness of the global economy, and the many challenges and distractions involved in establishing Univar as a separate company, independent from Vopak." Mr. Pruitt continued, "We were able to establish an entirely new corporate infrastructure and structurally lower our operating cost base, all the while, with the exception of revenue development, consistently executing against our plan. I think it is particularly significant that we were able to achieve substantial year-over-year gains in net income and income per share both before and after extraordinary results."

Results by Segment

Univar USA

(in USD millions except EBITA margin)	**2002**	2001 Pro forma (unaudited, **restated** pursuant to IAS 19)	% Change	2001 Pro forma (unaudited, prior to IAS 19 restatement)
Net sales	2,345.9	2,511.8	-6.6%	2,511.8
Group operating income before depreciation and amortization (EBITDA)	77.7	89.8	-13.5%	73.9
Group operating income before amortization (EBITA)	53.3	59.1	-9.8%	43.0
EBITA margin (EBITA:Net sales)	2.3%	2.4%	--	1.7%

Note: Certain items have been reclassified to conform to the 2002 year-end presentation.

Univar USA's sales for 2002 were USD 2,345.9 million compared with USD 2,511.8 million the previous year, a 6.6% decline. Gross margins increased to 16.7% from 16.6% in 2001. With the shortfall in sales, despite significant expense reduction, 2002 EBITA was USD 53.3 million as compared with USD 59.1 million the previous year, a decrease of 9.8%. Except for an USD 8.1 million increase in 2002 pension expense, EBITA would have increased by USD 2.3 million.

The previously mentioned factors relating to the generally poor economic environment and chemical price deflation affecting Univar's mix of products contributed to the overall decline in revenue this past year compared with restated 2001 results. Management also indicated that its focus in the US on reducing the company's cost structure, completing integration of the 2001 Ellis & Everard acquisition, and achieving synergies from it—all of which were successful—came at the cost of somewhat diminished market share.

In regard to Univar USA's results, management noted that this past year presented a challenging business environment—an economy still exhibiting recessionary tendencies, excess production capacity and price deflation for the mix of products handled by Univar—that all combined to place extreme pressure on margins and create a highly competitive marketplace.

In the face of this environment, Univar USA's workforce remained focused on achieving structural cost efficiencies that will enhance the company's ability to benefit from a resumption of a more robust economic environment. Univar USA's primary goal for the coming year is growth. Strategies are aimed at regaining sales momentum and taking market share.

In January, 2003 Univar announced plans to divide the Univar USA business unit into two separate organizations, one focusing on the company's core industrial chemical business and the other on specialty distribution services, each having increased focus on the customer. Management has indicated that, by dividing the company into smaller, more focused business units, an enhanced entrepreneurial environment has been created for developing unique marketing and service offerings that better meet the needs of individual market segments.

The company believes the ongoing consolidation of the US chemical distribution industry is very consistent with the company's new strategic direction, citing the fact that there are many niche and specialty distribution players in the market today that potentially could contribute through acquisition to accelerating the company's aggressive growth plans.

For 2003, Univar has stated its clear focus on resuming sales growth and capturing market share. The reorganization of Univar USA in January was noted as a key step in this direction.

Univar Europe

(in USD millions except EBITA margin)	**2002**	2001 Pro forma (unaudited, **restated** pursuant to IAS 19)	% Change	2001 Pro forma (unaudited, prior to IAS 19 restatement)
Net sales	1,479.1	1,624.2	-8.9%	1,624.2
Group operating income before depreciation and amortization (EBITDA)	47.5	43.9	8.2%	42.7
Group operating income before amortization (EBITA)	27.7	22.9	21.0%	21.7
EBITA margin (EBITA:Net sales)	1.9%	1.4%	--	1.3%

Note: Certain items have been reclassified to conform to the 2002 year-end presentation.

Univar Europe reported revenues of USD 1,479.1 million compared with USD 1,624.2 million in 2001. The sales decline was driven by price deflation in the company's mix of products and an overall decline in demand, especially in the company's largest market, the UK, and from a general weakness in the manufacturing sector across Europe.

Management indicated that while 2002 was a challenging year from a revenue growth perspective, positive efforts to reduce group costs and improvements in both margin and operating efficiencies resulted in significantly enhanced profitability. Encouragingly, despite the split-off from Vopak and the senior management changes that took place in Europe during the first half of 2002, management did not lose focus on its profit improvement plan, and the EBITA derived from the European unit improved to USD 27.7 million in 2002 from USD 22.9 million last year—a 21% increase.

The European business unit made significant progress in restructuring its approach to the market, both from an organizational and a strategic perspective. A new European management team assumed leadership of the organization and established a strong country manager focus. Country managers are now fully empowered to embark on sales and marketing strategies consistent with maximizing the opportunities present in individual country markets. At the same time, the company's pan-European capabilities have been strengthened through the creation of a cohesive senior management group that meets frequently to consider and act on operational and marketing issues that transcend country borders. As a result, the group has significantly improved its ability to execute in a consistent fashion against group-wide marketing objectives.

Univar Canada

(in USD millions except EBITA margin)	**2002**	2001 Pro forma (unaudited, **restated** pursuant to IAS 19)	% Change	2001 Pro forma (unaudited, prior to IAS 19 restatement)
Net sales	587.9	542.1	8.4%	542.1
Group operating income before depreciation and amortization (EBITDA)	38.0	35.8	6.1%	35.3
Group operating income before amortization (EBITA)	34.5	32.8	5.2%	32.3
EBITA margin (EBITA:Net sales)	5.9%	6.1%	--	6.0%

Note: Certain items have been reclassified to conform to the 2002 year-end presentation.

Univar Canada reported revenues of USD 587.9 million compared with USD 542.1 million in 2001. The company indicated that, due in large measure to the addition of new suppliers and product lines, plus first-rate execution, Univar Canada completed its tenth consecutive year of record sales, gross margin and operating income, exceeding even the company's own internal plan. Despite the worst drought in 50 years, the agricultural business again provided strong performance, including a sales increase of 14.9%. Even with lower prices on methanol, Univar Canada's highest volume product, industrial chemical sales outperformed last year's results by 3%.

The company reported that the economy in Canada showed a solid recovery—still ongoing—that is reflected in some key positive indicators for Univar's business. To illustrate, the Canadian economy produced 560,000 net new jobs in 2002. The company believes this is a strong indicator that the industrial markets the company sells into are healthy and growing. Also, GDP growth in 2002 came in at 3.3%.

Management feels the acquisition of Stochem in September, 2002 was a very important benefit to Univar Canada. Stochem's distinctive customer orientation and innovative ideas, along with its solid base in the coatings and specialty chemical industries, have fit well with Univar Canada. Integration of Stochem will be completed in 2003, but synergies exceeding Univar's initial expectations have already been realized.

Adoption of IAS 19

Univar has elected to proceed with implementation of International Accounting Standard 19 ("IAS 19") -- Post Retirement Benefits effective January 1, 2002. This standard encompasses pensions and other post retirement employee benefits.

According to Univar management, this decision is in keeping with information provided in its August 22, 2002 press release, in which the company announced first half results and provided an update to the May 31, 2002 Information Memorandum ("IM") pension liability disclosure. The August 22, 2002 Univar press release further indicated that the company was evaluating the most appropriate method of accounting for pensions, including the expansion of US Financial Accounting Standard 87 (US FAS 87) to all Univar entities. It was noted that in this event any charge applicable to pension asset deterioration would be a charge to balance sheet equity and not a current P&L expense.

Univar completed its analysis and concluded that the most appropriate method of accounting for pensions is to adopt IAS 19. This standard is one that the company would have been required to implement no later than 2005, and yields a result similar to that of US FAS 87. Under IAS 19, Univar's pension asset deficiency as of January 1, 2002 was USD 52.7 million after taxes, and opening shareholders' equity has been reduced accordingly. Univar's 2002 pension expense under IAS 19 is approximately USD 24.3 million and compares with USD 15.0 million in 2001.

According to Univar management, further pension asset deterioration subsequent to January 1, 2002 combined with changes in certain actuarial assumptions will result in pension expense for 2003 increasing by a further USD 18 million.

Univar indicated pension funding also will be impacted by the deterioration in value of pension assets and modified actuarial assumptions. Funding in 2002 was at a relatively modest USD 12 million due to strong asset performance prior to 2001. The company estimates that pension funding may rise to approximately USD 42 million in 2003. Management said its goal is to ultimately maintain funding levels approximately equal to the annual pension expense.

Asbestos Defense Proceeding
Univar is defending some 40 lawsuits with approximately 10,000 plaintiffs filed in the state of Mississippi (USA), alleging personal injury resulting from exposure to asbestos. The company is defending these lawsuits as a result of an indemnification agreement in its 1986 purchase of McKesson Chemical Company ("MCC") from McKesson Corporation. The first lawsuit was tendered to Univar in early 2002, with the vast majority of claims arising in the latter part of this year, apparently as a result of plaintiffs filing lawsuits in advance of the effective date of tort reform legislation enacted by the Mississippi legislature at the end of 2002. For a number of reasons, including the fact that McKesson did not manufacture asbestos or asbestos-containing products and that McKesson's distribution of asbestos was to a limited number of customers, Univar expects large numbers of these cases to be dismissed or otherwise resolved with minimal payments. Since it is unclear which plaintiffs, if any, may have valid claims against MCC and what Univar's financial responsibility net of insurance may be for such claims, no provision has been made for obligations, if any, resulting from any of these lawsuits.

New Supervisory Board Member Proposed
The Supervisory Board of Univar has announced that Mr. Peter Vogtländer will be nominated as a fifth member of the Supervisory Board at the upcoming Annual General Meeting of Shareholders. Mr. Vogtländer is a retired senior executive of the Royal Dutch Shell Group. In the Annual General Meeting of Shareholders, to be held in Rotterdam on April 25, 2003, the appointment of Mr. Vogtländer will be put to shareholders.

New Executive Board Member Proposed
The Supervisory Board also announced that it will be proposing to shareholders at the AGM the election of Mr. Jan Holsboer as a member of the Univar Executive Board. Mr. Holsboer has extensive experience in senior management positions of major corporations, most recently having served as a member of the Executive Board of ING/Nationale-Nederlanden.

Mr. Paul Runderkamp, who is currently serving on the Univar Executive Board, will step down effective the Annual General Meeting. Mr. Runderkamp, who is vice president - general counsel of Royal Vopak, has been serving on the Univar Executive Board, along with Mr. Pruitt, chairman, since April, 2002 and has been instrumental in facilitating the split-off and ongoing transitional activities between Univar and Vopak throughout this past year.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. Many of these are specialties—purchased, pre-packaged and sold on a technical basis, either under a manufacturer's or Univar's own brand. Others are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 195 distribution centers, spread across the United States, Canada and 14 European countries. In 2002, Univar generated net sales of USD 4.4 billion and group operating income before interest, taxes and amortization of

goodwill (EBITA) of USD 110.4 million. Univar has approximately 7,000 employees based throughout North America and Europe. The company's registered offices are in Rotterdam, The Netherlands, with offices in Bellevue, Washington, USA and Bradford, England providing administrative support services. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
John Sammons
Senior Vice President and Chief Administrative Officer
Tel: +1-425-638-4902
Fax: +1-425-638-4952
E-mail: john.sammons@univarcorp.com

Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com
Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: bjansen@citigateff.nl

###

(Financial Tables to Follow)

ANNEX 1: CONSOLIDATED INCOME STATEMENT

(in USD millions, except earnings per share)	2002	2001 Pro forma (unaudited, **restated** pursuant to IAS 19)	% Change	2001 Pro forma (unaudited, prior to IAS 19 restatement)
Net sales	**4,412.9**	4,678.1	(5.7%)	4,678.1
Cost of sales	**3,708.0**	3,937.0	(5.8%)	3,940.3
Gross margin	**704.9**	741.1	(4.9%)	737.8
Personnel costs	**345.9**	369.9	(6.5%)	384.3
Depreciation and amortization	**65.3**	72.3	(9.7%)	72.3
Other operating expenses	**200.9**	202.1	(0.6%)	202.1
Total operating expenses	**612.1**	644.3	(5.0%)	658.7
Group operating income	**92.8**	96.8	(4.1%)	79.1
Interest income	**7.6**	11.6	(34.5%)	11.6
Interest expense	**(38.1)**	(46.3)	(17.7%)	(46.3)
Interest expense, net	**(30.5)**	(34.7)	(12.1%)	(34.7)
Income from ordinary activities before taxes	**62.3**	62.1	0.3%	44.4
Income taxes	**(34.5)**	(42.9)	(19.6%)	(36.3)
Income from ordinary activities after taxes	**27.8**	19.2	44.8%	8.1
Extraordinary expense	**(11.1)**	(132.9)	-	(132.9)
Extraordinary income	**7.6**	-	-	-
Taxes on extraordinary results	**1.6**	26.5	-	26.5
Extraordinary results after income taxes	**(1.9)**	(106.4)	-	(106.4)
Net income before third-party interests	**25.9**	(87.2)	-	(98.3)
Third-party interests	**-**	(0.1)	-	(0.1)
Net income	**25.9**	(87.3)	-	(98.4)
Dividend on cumulative financing preference shares	**(1.7)**	(1.7)	-	(1.7)
Net income available to common shareholders	**24.2**	(89.0)	-	(100.1)
Earnings per common share (excluding extraordinary results after income taxes)*	**0.90**	0.60	50.0%	0.22
Fully diluted earnings per common share (excluding extraordinary results after income taxes)*	**0.90**	0.60	50.0%	0.22
Earnings per common share*	**0.83**	(3.06)	-	(3.44)
Fully diluted earnings per common share*	**0.83**	(3.06)	-	(3.44)

*The calculation of earnings per share for 2001 assumes the same number of shares that were outstanding for 2002.

Note: Certain 2001 personnel costs and other operating expenses have been reclassified to cost of sales to conform to the 2002 year-end presentation.

ANNEX 2: CONSOLIDATED BALANCE SHEET

Before proposed distribution of net income to holders of common shares

(in USD millions)	**December 31, 2002**	January 1, 2002
Intangible fixed assets	**325.1**	321.9
Tangible fixed assets	**456.7**	460.3
Financial fixed assets	**1.1**	1.6
Total fixed assets	**782.9**	783.8
Inventories	**393.0**	420.1
Accounts receivable	**610.6**	573.3
Other receivables and prepaid expenses	**176.9**	168.4
Cash and cash equivalents	**76.2**	66.6
Total current assets	**1,256.7**	1,228.4
Amounts owed to banks	**44.5**	91.1
Current portion of long-term debt	**3.2**	10.5
Trade accounts and other accounts payable	**720.6**	734.8
Dividend on cumulative financing preference shares	**1.9**	-
Total current liabilities	**770.2**	836.4
Current assets less current liabilities	**486.5**	392.0
Total assets less current liabilities	**1,269.4**	1,175.8
Long-term debt	**403.1**	358.4
Provisions	**231.0**	214.7
Third-party interests	**0.1**	0.2
Stockholders' equity	**635.2**	602.5
Group equity	**635.3**	602.7
Total	**1,269.4**	1,175.8

ANNEX 3: CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD millions)	2002	2001 Pro forma unaudited
Net income	**25.9**	(87.3)
Adjustments for:		
Depreciation and amortization	**65.3**	72.3
Movements in provisions	**8.6**	11.4
Loss on sale of tangible fixed assets	**1.3**	-
Write-down tangible fixed assets	-	73.0
Gain on sale of group companies participations	**(7.6)**	-
Gross cash flow from operating activities	**93.5**	69.4
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**4.0**	99.6
Net cash flow from operating activities	**97.5**	169.0
Investments:		
Tangible fixed assets	**(42.8)**	(105.2)
Financial fixed assets	-	(0.7)
Acquisitions (including goodwill)	**(8.2)**	(349.2)
Total investments	**(51.0)**	(455.1)
Disposals:		
Tangible fixed assets	**11.1**	25.7
Proceeds on sale of group companies	**11.0**	-
Total disposals	**22.1**	25.7
Net cash flow from investing activities	**(28.9)**	(429.4)
Financing:		
Repayment of long-term debt	**(471.1)**	(551.4)
New long-term debt	**399.4**	526.4
Net proceeds from share issues	**74.6**	-
Equity allocation at time of split-off	-	330.6
Net movements in short-term financing	**(66.5)**	(32.1)
Net cash flow from financing activities	**(63.6)**	273.5
Net cash flow	**5.0**	13.1
Exchange and translation differences	**4.6**	(6.2)
Movements in cash and cash equivalents owing to consolidations & deconsolidations	-	39.9
Increase in cash and cash equivalents	**9.6**	46.8

ANNEX 4: CONSOLIDATED 2002 INCOME STATEMENT (UNAUDITED)

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,266.3	2,146.6
Cost of sales	1,919.1	1,788.9
Gross margin	347.2	357.7
Personnel costs	168.7	177.2
Depreciation and amortization	32.6	32.7
Other operating expenses	103.1	97.8
Total operating expenses	304.4	307.7
Group operating income	42.8	50.0
Interest income	6.0	1.6
Interest expense	(20.2)	(17.9)
Interest expense, net	(14.2)	(16.3)
Income from ordinary activities before taxes	28.6	33.7
Income taxes	(17.6)	(16.9)
Income from ordinary activities after taxes	11.0	16.8
Extraordinary expense	(4.7)	(6.4)
Extraordinary income	-	7.6
Taxes on extraordinary results	0.8	0.8
Extraordinary results after income taxes	(3.9)	2.0
Net income before third-party interests	7.1	18.8
Third-party interests	-	-
Net income	7.1	18.8
Dividend on cumulative financing preference shares	(0.8)	(0.9)
Net income available to common shareholders	6.3	17.9
Earnings per common share (excluding extraordinary results after income taxes)	0.35	0.55
Fully diluted earnings per common share (excluding extraordinary results after income taxes)	0.35	0.55
Earnings per common share*	0.21	0.62
Fully diluted earnings per common share*	0.21	0.62

Note: Certain first half 2002 personnel costs and other operating expenses have been reclassified to cost of sales to conform to the 2002 year-end presentation.

ANNEX 4 (Cont.): CONSOLIDATED 2001 INCOME STATEMENT (UNAUDITED), RESTATED PURSUANT TO IAS 19

(in USD millions, except earnings per share)	1st half	2nd half
Net sales	2,485.1	2,193.0
Cost of sales	2,102.6	1,834.4
Gross margin	382.5	358.6
Personnel costs	182.9	187.0
Depreciation and amortization	36.6	35.7
Other operating expenses	105.9	96.2
Total operating expenses	325.4	318.9
Group operating income	57.1	39.7
Interest income	7.6	4.0
Interest expense	(22.3)	(24.0)
Interest expense, net	(14.7)	(20.0)
Income from ordinary activities before taxes	42.4	19.7
Income taxes	(23.2)	(19.7)
Income from ordinary activities after taxes	19.2	-
Extraordinary expense		
Extraordinary income		
Taxes on extraordinary results		
Extraordinary results after income taxes	(23.5)	(82.9)
Net income before third-party interests	(4.3)	(82.9)
Third-party interests	-	(0.1)
Net income	(4.3)	(83.0)
Dividend on cumulative financing preference shares	(0.8)	(0.9)
Net income available to common shareholders	(5.1)	(83.9)
Earnings per common share (excluding extraordinary results after income taxes) *	0.63	(0.03)
Fully diluted earnings per common share (excluding extraordinary results after income taxes) *	0.63	(0.03)
Earnings per common share*	(0.18)	(2.88)
Fully diluted earnings per common share*	(0.18)	(2.88)

*The calculation of earnings per share for 2001 assumes the same number of shares that were outstanding for 2002.

Note: Certain 2001 personnel costs and other operating expenses have been reclassified to cost of sales to conform to the 2002 year-end presentation.

UNIVAR

(19)

PRESS RELEASE

Univar N.V. Announces Strategic Reorganization of US Business Unit

Amsterdam, The Netherlands – January 8, 2003 – Univar N.V. ("Univar") (Euronext Amsterdam: UNIVR), a leading international chemical distributor, has announced plans to divide its Univar USA, North American business unit into two separate organizations, one focusing on the company's core industrial chemical business and the other on specialty distribution services.

According to Gary E. Pruitt, chairman and CEO, the new structure will facilitate implementing the company's targeted industry focus business strategy, which stresses an entrepreneurial emphasis on specific industry segments. "Dividing our company into smaller, more focused business units will create the environment for developing unique marketing and service offerings which better meet the needs of individual market segments," said Mr. Pruitt.

The new Specialty Distribution organization initially will include the company's Professional Products & Services business, which distributes products and services to the structural pest control industry; Mozel, a distributor of specialty products to the coatings industry; ChemPoint.com, an internet-based marketing services business; and Performance Polymers, a polymers distribution business.

Two highly seasoned Univar executives have been named to head the new business units. Terry Hill will become President of Univar USA, and Ron Morton has been named President of the Specialty Distribution organization. Mr. Hill was previously Senior Vice President – Field Operations at Univar USA, while Mr. Morton was Univar USA's Senior Vice President – Marketing.

Darwin Simpson, formerly President of Univar USA, announced his retirement after 33 years with the company and its predecessors. Mr. Pruitt commented, "We wish to thank Darwin for his many contributions to our success through the years, and we wish him all the best."

About Univar
Univar is one of the world's leading independent distributors of chemicals and polymers. The company is engaged in the chemical distribution business throughout both North America and Europe. Univar purchases a vast array of commodity products in bulk quantities, processes these, repackages them in appropriate quantities and then sells and delivers them to some 250,000 industrial end-users. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, managing customer inventories, providing technical support, and packaging and labeling. Univar operates a network of 195 distribution centres, spread across the United States, Canada

and 14 European countries. In 2001, Univar generated net sales of US $4.7 billion and group operating income (EBITA) of US $96.4 million. Univar has approximately 7,000 employees based throughout North America and Europe. The company is headquartered in The Netherlands, with North American offices in Bellevue, Washington. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
John Sammons
Senior Vice President and Chief Administrative Officer
Tel: +1-425-637-5634
Fax: +1-425-637-5670
E-mail: john.sammons@univarcorp.com

Gregg Sloate
Director of Investor Relations
Tel: +1-425-637-5635
Fax: +1-425-637-5669
E-mail: gregg.sloate@univarcorp.com
Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: bjansen@citigateff.nl

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